
05053315



innovations that improve life

Jarden Corporation 2004 Annual Report

Table of Contents

Winner of Jarden's 2004 Annual Report Cover Design Concept Contest: Shannon Simpson, Jarden Plastic Solutions.

Corporate Profile *Jarden Corporation is a global provider of consumer products*

used in and around the home, marketed under well-known brand names including Ball,® Bee,® Bicycle,® Campingaz,® Coleman,® Crawford,® Diamond,® First Alert,® FoodSaver,® Forster,® Health o meter,® Hoyle,® Kerr,® Lehigh,® Loew-Cornell,® Mr.Coffee,® Oster,® Sunbeam® and VillaWare.® Jarden operates through four business segments: Branded Consumables, Consumer Solutions, Outdoor Solutions and Other and is a market leader in several targeted consumer categories, including home canning, home vacuum packaging, kitchen matches, rope, cord and twine, playing cards, coffee makers, blenders, toasters, smoke alarms, scales, camping tents and lanterns, coolers and sleeping bags. Headquartered in Rye, N.Y., Jarden has over 9,000 employees worldwide.

Corporate Strategy *Our objective is to build a world-class consumer products company*

that enjoys leading positions in markets for branded consumer products. We will seek to achieve this objective by continuing our tradition of product innovation, new product introductions and providing the consumer the experience and value they associate with our brands. We plan to leverage and expand our domestic and international distribution channels, increase brand awareness through co-branding and cross-selling initiatives and pursue strategic acquisitions, all while driving margin improvement.

NET SALES ***(DOLLARS IN MILLIONS)***


$900
$600
$300
$000
$367
$588
$839
'02
'03
'04

We once again generated record financial results in 2004.

Dear Fellow Shareholders: In last year's letter to shareholders, I stated my belief that the best was yet to come for Jarden. We entered 2004 with a strong platform for growth and horizons full of opportunity and I'm very pleased to say that, as optimistic and confident as we felt at that time, we surpassed our expectations for progress during 2004.

First and foremost, we once again generated record financial results in 2004. Organic sales growth at Jarden, adjusting for the impact of acquisitions, was approximately 5%, at the high end of our target range. EBITDA margins, excluding non-cash restricted stock charges, were approximately 18%, consistent with our long-term strategy of maintaining an EBITDA margin in excess of 15%. With over $70 million of cash flow from operations, we continued the strong cash generation that has become a Jarden trademark and one of our primary financial objectives. We firmly believe that strong cash flow not only demonstrates the strength of our business, but also provides the capacity for future investment, including increased marketing programs and acquisitions.

This continued peer-leading performance was the result not only of our ability to effectively execute accretive acquisitions, but also the delivery of strong operating results in the face of a tough trading climate. Our rapid pace of growth was recognized by FORTUNE magazine in their September 2004 issue, ranking Jarden as the 19th fastest growing company in America.

During 2004, we completed the acquisition of The United States Playing Card Company and signed a definitive agreement to acquire American Household, Inc. USPC expanded our distribution and added diversity to our Branded Consumables division. USPC is the world's largest manufacturer and distributor of playing cards. During 2004, USPC extended its traditional playing card offering to include poker chips and poker sets, capitalizing on the surge in popularity of the game of poker. In fact, our poker chip sets were recognized as one of the hottest items for the 2004 holiday season by a number of our major retail customers.

Our agreement to acquire AHI was announced in September 2004 and closed in January 2005. This was a watershed event for Jarden, tripling our revenue base as well as providing significant international distribution and a new portfolio of market-leading global brands. AHI met most of our traditional acquisition criteria, including market leadership, brand strength, complementary distribution channels and, of course, attractive valuation. The only significant aspect that deviated from our historical acquisition criteria was in adjusted EBITDA margins, where AHI had a run rate of approximately 7% EBITDA margins in 2004. However, we view this as a significant opportunity for Jarden in two regards. First, all of the businesses within the "new" Jarden should benefit from the synergies arising from the combination with AHI.

Second, we believe there is enormous potential to improve the underlying operating performance of AHI's Coleman and Sunbeam businesses. Both of these opportunities should drive margin expansion towards our stated goal of bringing Jarden's overall EBITDA margin back above 15% within five years, a performance that would yield healthy compound growth and a doubling of our earnings per share over the same time horizon.

Operating highlights during the year were led by a record number of new product introductions. These included our World Poker Tour™ poker kits, a new line of premium plastic cutlery under the Signature brand, a line of FoodSaver® accessories including the WineSaver,™ a new category of safety matches under the Diamond MatchGuard® brand and a unique, easy-to-hold Loew-Cornell® paint brush line. New product introductions are the lifeblood of any consumer products company and we were delighted that 2004 demonstrated that these products can drive organic top-line growth.

Despite the impact of significant raw material cost increases, all of our business segments delivered record levels of sales during 2004. To accomplish this, while at the same time protecting margins, we had to conduct business smarter and more cost effectively than ever. We accomplished this by building on synergies arising from the growth of Jarden and programs within our manufacturing facilities to continue to increase productivity. We run Six Sigma and other programs to improve operating performance in our manufacturing facilities and have created our own culture of cost consciousness and efficiency across all of our businesses. Dollars saved on manufacturing or sourcing products can be reinvested in new product development to help grow the business in the future.

While we have been aggressive in pursuing strategies to grow the company, we have maintained a conservative balance sheet, financing both acquisitions and organic growth in order to ensure financial flexibility. To this end, we placed $300 million of preferred equity and $50 million of common equity with Warburg Pincus and Catterton Partners as part of the AHI acquisition. We are delighted to have Warburg Pincus and Catterton as shareholders and believe that they will help create value for Jarden in the future beyond the provision of capital.

The successful operation of our business segments is driven by the collective skills, knowledge and commitment of our employees worldwide and the pride they take in their work. As we emphasize every year, our most important assets go home every night. Many of our brands have been in existence for over 100 years and have become part of the fabric of the communities in which they operate, as well as the hearts of the consumers who buy our products. We take our responsibility to the future of these businesses as seriously as we take our commitment to shareholders to deliver exceptional performance. We have entered 2005 with enormous enthusiasm as well as a detailed action plan for the tasks that lie ahead and I look forward to reporting to you on our progress.



Respectfully yours,



Martin E. Franklin
Chairman and Chief Executive Officer


diamond
125
NEW MATCHBOX
Same Great Matches


NEW!
GREATER SAFETY AND DURABILITY
MATCH GUARD
THE INNOVATIVE MATCHBOX


Ball
Collection Elite
For Home Canning,
Crafting & Gift-Giving
Regular 8 oz. Jars

Branded Consumables

Jarden Branded Consumables is the foundation on which the growth of Jarden Corporation, as a global leader in consumer products, has been built. With a cadre of strong niche brands, focused brand managers and a dedicated work force we have built a portfolio of products used by consumers in and around their homes, some for well over 100 years. Our goal is to expand the markets served by our core brands and to continue profitable growth, while serving the consumer's expanding range of needs.

Our focus on new product initiatives and product line extensions has successfully generated increased sales for retailers and driven value for our investors. We have grown our revenue base by being market leaders and have been opportunistic in identifying acquisitions that increase value, while simultaneously creating cross-selling opportunities for sister company brands. We strive to maintain our track record of strong financial performance by focusing on continuous operational improvements, leveraging our resources and creating healthy partnerships with suppliers.

Many of our brands, including Ball®, Bee®, Bernardin®, Bicycle®, Crawford®, Diamond®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke® and Loew-Cornell®, hold the #1 and #2 market positions in their respective product categories. We consider ourselves the stewards of trusted products that have served families for generations and we are committed to responding to the needs of these families, as well as those of new consumers, with innovation into the future.

— *James E. Lillie, President, Branded Consumables*


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ANYWHERE YOU NEED HIGH VISIBILITY!
NEON
CORD
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ALL PURPOSE CORD
CAMPER'S LAUNDRY LINE
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BICYCLE
808
BICYCLE
RIDER BACK
PLAYING CARDS

Branded Consumables–An extensive portfolio of high quality, well regarded, affordable consumable products with strong brand recognition that are used primarily in and around the home.

Highlights

- 2004 revenue of $473 million, an increase of 83% from the prior year.
- Record 2004 operating profit of $76 million.
- We expanded our already strong portfolio of highly recognized brands with the additions of Bicycle®, Bee®, Hoyle®, Kem® and Loew-Cornell® during the course of 2004.
- Our acquisitions of The United States Playing Card Company and Loew-Cornell established Jarden as the leading provider of playing cards and expanded our presence in the growing arts and crafts market.
- We introduced over 40 creative, new products at retail in 2004.

Products and Brands

We develop, manufacture, market and distribute a broad array of branded products, many of which are consumable in nature, including home canning jars, jar closures and related accessories, kitchen matches and related flame products, toothpicks, plastic cutlery, a wide variety of rope, cord and twine, garage storage products, ornamental security doors and fencing, arts and crafts paint brushes and playing cards, poker chips and poker sets, all marketed under an expanding portfolio of highly recognized brands.

Distribution

Our leading market positions and array of consumable products enable us to penetrate a variety of sales channels, either by selling directly to our customers, through select distributors or through sister company relationships. Our customers range in size from small shops to major retailers across multiple channels including grocery stores, mass merchants, warehouse home centers, club stores, department stores, drug stores, convenience stores, value retailers, hardware stores and craft stores.


Ball


US
The United States
Playing Card Company


LESLIE
LOCKE


LEHIGH
Tie in with the Leader


Kerr


diamond


LC
LOEW
CORNELL


BERNARDIN





Consumer Solutions

At Jarden Consumer Solutions we are committed to building on the strengths that have driven our success in recent years—unmatched consumer acumen, innovative products, speed to market, operational excellence and brand development. These attributes manifest themselves in the quality products that enhance our consumers' lives every day.

With a global business platform that is scalable and growing, Jarden Consumer Solutions intends to continue to accelerate return on investment and shareholder value. The legacy and strength of our brands provide a market advantage today that will become even more important as we expand and develop new opportunities. Sunbeam,® Mr. Coffee,® Oster,® Health o meter,® First Alert® and FoodSaver® are all leaders in their respective markets.

Our people are our greatest assets and are guided by an uncompromising commitment to the highest ethical standards. Deep industry knowledge, diversity, entrepreneurial spirit and creativity are the fundamental drivers of our culture. We recruit and retain the best people who are recognized as insightful leaders in understanding consumer behavior and are dedicated to superior customer and consumer service.

Jarden Consumer Solutions is well positioned for continued growth and success. We are excited about the opportunities in front of us and will work tirelessly to develop them into superior results.

–Andy Hill, President & CEO, Jarden Consumer Solutions





Consumer Solutions–A leading global consumer products company built around a dynamic portfolio of differentiated, world-class brands and winning people, dedicated to delivering superior value and innovation to our consumers.

Highlights

- Pro forma annualized 2004 revenue of $1.2 billion; actual 2004 revenue of $222 million.
- Continue to lead the niche home vacuum packaging market by providing product innovation and promoting FoodSaver® products directly to consumers.
- Launched more than 300 new products in 2004, increased our brand penetration through licensing and entered key new product categories.
- Key marketing initiatives including celebrity partnerships and direct-to-consumer advertising enhanced brand awareness.
- Pro forma segment sales outside of the United States and Canada in 2004 would have been approximately 14% including the AHI acquisition, compared to less than 3% on a historical basis.
- We are expanding our revenue from consumables such as FoodSaver® bags to include Oster® clipper blades, Mr. Coffee® coffee filters and Sunbeam® humidifier filters.

Products and Brands

With the addition of the Sunbeam®, Oster®, Mr. Coffee®, Health o meter®, First Alert® and BRK® brands to our FoodSaver® and VillaWare® brands, Consumer Solutions has solidified its position as a leading designer, manufacturer and marketer of a diverse portfolio of consumer products. We have market-leading positions in a number of product categories, including toasters, irons, blenders, drip coffee makers, stand mixers, warming blankets, home vacuum packaging machines, smoke alarms, carbon monoxide alarms, hotel room amenities and professional animal care clippers and blades, among others.

Distribution

We sell our products through a diverse array of retailers and channels both domestically and throughout the world, with particular strength in Latin America. Our commitment to servicing our customers and the end consumer has resulted in solid relationships with mass merchants, warehouse clubs and specialty retailers.

First Alert® Health o meter® BRK® Sunbeam®

VillaWare® MR. COFFEE® FoodSaver® Oster®


Coleman


Coleman
Propane Fuel

Outdoor Solutions

The Coleman Company, Inc., is a worldwide leader in the outdoor recreation and leisure industry, providing products for a wide array of markets, including family and extreme camping, backyard recreation, hiking and tailgating. For more than 100 years, Coleman has maintained a highly recognized and respected brand, with a reputation for providing value and quality.

Jarden's acquisition of Coleman has created an environment to take the business back to its core roots of providing innovative, high-quality products to the markets we serve. We plan to bring new vigor to our product development and growth efforts to ensure our consumers enjoy the same authentic Coleman experience they enjoyed when the business was run by the Coleman family. In addition to putting new product development on the fast track, we intend to service our customers better and to drive margin improvement throughout the business.

I believe Coleman is poised for significant growth due to the power of the brand, the underlying commitment and creativity of our employees and the increasing efficiency of our sourcing, whether through owned manufacturing or third-party suppliers. Coleman provides a growth platform for Jarden's Outdoor Solutions segment and offers cross-selling opportunities for other Jarden businesses to penetrate new markets.

The opportunities are clear; Coleman has the brand and consumer acceptance to drive profitable growth. Our goal in the coming years is to execute on our strategy, transforming this tremendous opportunity into a reality.

–Gary Kiedaisch, President and CEO, The Coleman Company, Inc.


Coleman



Outdoor Solutions–Quality products designed to maximize the enjoyment of outdoor leisure experiences.

Highlights

- Acquired in January 2005; pro forma annualized 2004 revenue of $837 million.
- Coleman continued its role as an innovator in the industry by introducing more than 250 new products in 2004.
- We sustained our efforts to strengthen our brand recognition through our retail-sale licensing business. In April 2004, *License! Magazine* listed Coleman® as the seventh largest trademark/brand licensor in the world and the 36th leading licensor overall.
- Truly a global company, Outdoor Solutions provides other Jarden portfolio companies channel and geographic expansion opportunities, primarily in Europe and Japan.
- New executive management team and organization, led by Gary Kiedaisch as President and CEO, appointed by Jarden in January 2005.
- Through its Continuous Improvement/Six Sigma programs, Coleman completed more than 75 cost savings projects during 2004 and certified 53 Green Belts and 35 Black Belts.

Products and Brands

Created as a result of our acquisition of American Household in 2005, Outdoor Solutions today consists entirely of The Coleman Company, Inc. Since the invention of the Coleman® Arc Lamp in 1903, Coleman has been dedicated to providing innovative products designed to maximize the enjoyment of outdoor leisure experiences. From camping to tailgating to emergency products, through its Coleman® and Campingaz® brands, Outdoor Solutions is a leading global designer, manufacturer and marketer of camp stoves, lanterns, sleeping bags, tents, camp fuels, coolers and other related outdoor-activity products.

Distribution

Our commitment to servicing our customers and the end consumer has resulted in strong brand recognition among campers. In fact, the Coleman® brand is often viewed as synonymous with authentic camping and other active outdoor leisure experiences. Our camping and outdoor products are distributed globally under the Coleman® and Campingaz® brands through mass merchants, club stores, sporting goods stores and specialty camping stores.


Coleman


CAMPINGAZ


JARDEN





Other

Through our Jarden Plastic Solutions business, we manufacture, market and distribute a wide variety of state-of-the-art injection molded and thermoformed products as well as a variety of plastic consumer products and consumer products components, including closures, contact lens packaging, plastic cutlery, refrigerator door liners, surgical devices and syringes. This business services certain of the internal needs of our three primary segments, as well as a number of third-party customers.

Jarden Zinc Products is the largest North American producer of niche products fabricated from solid zinc strip. Jarden Zinc Products is the sole source supplier of copper-plated zinc penny blanks to both the United States Mint and the Royal Canadian Mint, as well as brass and bronze finished coinage to other international markets. In addition, we manufacture a line of industrial zinc products marketed globally for use in plumbing, automotive and electrical components, architectural markets and corrosion protection.




1 CENT
2000
CANADA

Selected Financial Data

The following tables set forth our selected financial data as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. The selected financial data set forth below has been derived from our audited consolidated financial statements and related notes thereto where applicable for the respective fiscal years. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as our consolidated financial statements and notes thereto. These historical results are not necessarily indicative of the results to be expected in the future. The results of Tilia, Diamond Brands, Lehigh and USPC are included from April 1, 2002, February 1, 2003, September 2, 2003, and June 28, 2004, respectively. Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income.

	For the year ended December 31,				
	2004 (a) (b)	2003 (c) (d)	2002 (e) (f)	2001 (g)	2000 (h)
	(dollars in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Net sales	$ 838,609	$587,657	$367,104	$ 304,276	$356,123
Costs and expenses:					
Cost of sales	563,210	374,614	223,663	237,357	280,671
Selling, general and administrative expenses	146,901	119,760	78,332	47,829	49,686
Restricted stock charges	32,415	21,833	—	—	—
Goodwill amortization	—	—	—	5,153	6,404
Special charges and reorganization expenses (i)	—	—	—	4,978	380
Loss on divestiture of assets and product lines	—	—	—	122,887	—
Operating earnings (loss)	96,083	71,450	65,109	(113,928)	18,982
Interest expense, net	27,608	19,184	12,611	11,791	11,917
Income tax provision (benefit)	26,041	20,488	16,189	(40,443)	2,402
Minority interest in gain (loss) of consolidated subsidiary	—	—	—	153	(259)
Net income (loss)	$ 42,434	$ 31,778	$ 36,309	$ (85,429)	$ 4,922
Basic earnings (loss) per share	$ 1.55	$ 1.40	$ 1.74	$ (4.47)	$ 0.26
Diluted earnings (loss) per share	$ 1.49	$ 1.35	$ 1.68	$ (4.47)	$ 0.26

	As of and for the year ended December 31,				
	2004 (a) (b)	2003 (c) (d)	2002 (e) (f)	2001 (g)	2000 (h)
	(dollars in thousands)				
OTHER FINANCIAL DATA:					
EBITDA (j)	$ 115,258	$ 86,495	$ 75,110	$ (95,284)	$ 40,552
Cash flows from operations (k)	70,415	73,821	71,013	39,857	19,144
Depreciation and amortization	19,175	15,045	10,001	18,797	21,311
Capital expenditures	10,761	12,822	9,277	9,707	13,637
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 20,665	$125,400	$ 56,779	$ 6,376	$ 3,303
Working capital (m)	181,371	242,039	101,557	8,035	22,975
Total assets	1,042,381	759,674	366,765	162,234	310,429
Total debt	487,451	387,382	216,955	84,875	137,060
Total stockholders' equity	333,951	249,905	76,764	35,129	118,221

(a) 2004 includes a non-cash restricted stock charge of $32.4 million. As a result, the Company's operating earnings and earnings before interest, taxes, depreciation and amortization ("EBITDA") (see item (j) below) of $96.1 million and $115.3 million, respectively, were each reduced by such amount. Also, the Company's net income of $42.4 million included a reduction of $20.0 million reflecting the amount of the non-cash restricted stock charge, net of related tax benefit. Given that the Company's diluted weighted average shares for the year were 28.5 million, the non-cash restricted stock charge, net of related tax benefits also reduced the Company's diluted earnings per share by $0.71.
(b) The results of USPC are included from June 28, 2004.
(c) 2003 includes a non-cash restricted stock charge of $21.8 million. As a result, the Company's EBITDA (see item (j) below) of $71.5 million and $86.5 million, respectively, were each reduced by such amount. Also, the Company's net income of $31.8 million included a reduction of $13.3 million reflecting the amount of the non-cash restricted stock charge, net of related tax benefit. Given that the Company's diluted weighted average shares for the year were 23.5 million, the non-cash restricted stock charge, net of related tax benefits also reduced the Company's diluted earnings per share by $0.56.
(d) The results of Diamond Brands and Lehigh are included from February 1, 2003 and September 2, 2003, respectively.
(e) The results of Tilia are included from April 1, 2002.
(f) 2002 includes a net release of a $4.4 million tax valuation allowance. As a result, the Company's net income of $36.3 million included the benefit of this release. Given that the Company's diluted weighted average shares for the year were 21.6 million, the net release of the tax valuation allowance, improved the Company's diluted earnings per share by $0.20.
(g) 2001 includes a $121.1 million pretax loss on the sale of thermoforming assets, a $2.3 million pretax charge associated with corporate restructuring, a $1.4 million pretax loss on the sale of the Company's interest in Microlin, LLC, $2.6 million of pretax separation costs related to the management reorganization, $1.4 million of pretax costs to evaluate strategic options, $1.4 million of pretax costs to exit facilities, a $2.4 million pretax charge for stock option compensation, $4.1 million of pretax income associated with the discharge of deferred compensation obligations and a $1.0 million pretax gain related to an insurance recovery.
(h) 2000 includes $1.6 million of pretax income associated with the reduction in long-term performance-based compensation, $1.4 million in pretax litigation charges, net of recoveries and $0.6 million of pretax costs to evaluate strategic options.
(i) Special charges and reorganization expenses, net were comprised of costs to evaluate strategic options, discharge of deferred compensation obligations, separation costs for former officers, stock option compensation, corporate restructuring costs, costs to exit facilities, reduction of long-term performance based compensation, litigation charges and items related to our divested thermoforming operations.
(j) For the years ended December 31, 2004 and 2003, EBITDA includes non-cash restricted stock charges of $32.4 million and $21.8 million, respectively. For the year ended December 31, 2001, EBITDA includes a $122.9 million loss on divestiture of assets and product lines. EBITDA, a non-GAAP financial measure, is presented in this Form 10-K because the Company's credit facility and senior subordinated notes contain financial and other covenants which are based on or refer to the Company's EBITDA. In this regard, GAAP refers to generally accepted accounting principles in the United States. Additionally, EBITDA is a basis upon which our management assesses financial performance and we believe it is frequently used by securities analysts, investors and other interested parties in measuring the operating performance and creditworthiness of companies with comparable market capitalization to the Company, many of which present EBITDA when reporting their results. Furthermore, EBITDA is one of the factors used to determine the total amount of bonuses available to be awarded to executive officers and other employees. EBITDA is widely used by the Company to evaluate potential acquisition candidates. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential

inconsistencies in the method of calculation. Because of these limitations, EBITDA should not be considered a primary measure of the Company's performance and should be reviewed in conjunction with, and not as substitute for, financial measurements prepared in accordance with GAAP that are presented in this Form 10-K. A reconciliation of the calculation of EBITDA, is presented below.
(k) For the year ended December 31, 2002, cash flows from operations included $38.6 million of income tax refunds resulting primarily from the 2001 loss on divestiture of assets.
(m) Working capital is defined as current assets (including cash and cash equivalents) less current liabilities.

Reconciliation of non-GAAP Measure

	For the year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
	(dollars in thousands)				
Net income (loss)	$ 42,434	$31,778	$36,309	$(85,429)	$ 4,922
Income tax provision (benefit)	26,041	20,488	16,189	(40,443)	2,402
Interest expense, net	27,608	19,184	12,611	11,791	11,917
Depreciation and amortization	19,175	15,045	10,001	18,797	21,311
EBITDA	$115,258	$86,495	$75,110	$(95,284)	$40,552

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following "Overview" section is a brief summary of the significant issues addressed in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"). Investors should read the relevant sections of this MD&A for a complete discussion of the issues summarized below. The entire MD&A should be read in conjunction with Item 6., Selected Financial Data and Item 8., Financial Statements and Supplementary Data appearing elsewhere in this Form 10-K.

Overview

We are a leading provider of market leading branded consumer products used in and around the home, marketed under well-known brand names including Ball®, Bee®, Bicycle®, Crawford®, Diamond®, FoodSaver®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and VillaWare®. As a result of our acquisition of American Household, Inc. ("AHI") on January 24, 2005 ("AHI Acquisition") we also provide global consumer products through the Campingaz®, Coleman®, First Alert®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam® brands (see "Recent Developments"). See Item 1. Business and Note 5. Business Segment Information in Item 8. Financial Statements and Supplementary Data, both included herein, for a discussion of each of our segment's products.

Results of Operations

- Our net sales increased by $251.0 million in 2004 or, in percentage terms, by 42.7% over 2003;
- Our operating income increased from $71.5 million in 2003 to $96.1 million in 2004 or, in percentage terms, by 34.5% over the prior year. Such increase was after non-cash restricted stock charges in 2004 and 2003 of $32.4 million and $21.8 million, respectively, which had the effect of reducing our operating income reported under generally accepted accounting principles in the United States ("GAAP") in both years;
- Our net income increased from $31.8 million in 2003 to $42.4 million in 2004 or, in percentage terms, by 33.5% over the prior year. Such increase was after non-cash restricted stock charges, net of related tax benefits, in 2004 and 2003 of $20.0 million and $13.3 million, respectively, which had the effect of reducing our net income reported under GAAP in both years;
- Our diluted earnings per share increased from $1.35 in 2003 to $1.49 in 2004 or, in percentage terms, by 10.4% over the prior year. Given our diluted weighted average shares outstanding in 2004 and 2003 of 28.5 million and 23.5 million, respectively, the effect of the non-cash restricted stock charges discussed above was to reduce our diluted earnings per share amounts reported under GAAP by $0.71 and $0.56 in 2004 and 2003, respectively; and
- The increases to our net sales, operating income, net income and diluted earnings per share discussed above, are principally the result of acquisitions we completed in 2004 and 2003, which are described in "Acquisition Activities" below. In addition, on an overall basis we had organic growth of approximately 5% in 2004.

Liquidity and Capital Resources

- In taking advantage of cash on hand to partially fund the acquisitions of Bicycle Holding, Inc. and its wholly-owned subsidiary United States Playing Card Company (collectively "USPC" and "USPC Acquisition") and to fund the acquisition of Loew-Cornell, Inc. ("Loew-Cornell" and "Loew-Cornell Acquisition"), our liquidity, as measured by cash and cash equivalents on hand and availability under our debt facility was lower at December 31, 2004 than at December 31, 2003;
- We ended 2004 with a lower net debt-to-total capitalization ratio than as of December 31, 2003 due to a significant increase in our market capitalization, which was only partially offset by the additional debt incurred to partially fund the USPC Acquisition;

- We increased total stockholder's equity to approximately $334.0 million at December 31, 2004 from approximately $249.9 million at December 31, 2003, primarily due to net income and restricted common stock issuances;
- Cash flow generated from operations was approximately $70.4 million in 2004 compared to $73.8 million in December 31, 2003. The decrease of $3.4 million was principally due to an increase in working capital, partially offset by an increase of $17.4 million in cash operating income;
- As of December 31, 2004, we had $20.7 million of cash and cash equivalents on hand and nothing drawn down under our revolving credit facility; and
- On January 24, 2005 we completed our acquisition of AHI, a privately held company, for approximately $745.6 million in cash for the equity and the repayment of approximately $100 million of indebtedness ("AHI Acquisition"). The AHI Acquisition was funded through a combination of new debt and equity financing (see "Financial Condition, Liquidity and Capital Resources" and "Recent Developments").

We intend the discussion of our financial condition and results of operations, including our acquisition and disposition activities, that follows to provide information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect our financial statements.

Acquisition Activities

We have grown through strategic acquisitions of complementary businesses and expanding sales of our existing brands. Our strategy to achieve future growth is through internal growth as well as to consider future acquisitions of businesses or brands that complement our existing product portfolio (see "Recent Developments" below).

2004 Activity

On June 28, 2004 we acquired approximately 75.4% of the issued and outstanding stock of USPC and subsequently acquired the remaining 24.6% pursuant to a put/call agreement ("Put/Call Agreement") on October 4, 2004. USPC is a manufacturer and distributor of playing cards and related games and accessories. USPC's portfolio of owned brands includes Aviator®, Bee®, Bicycle® and Hoyle®. In addition, USPC has an extensive list of licensed brands, including Disney®, Harley-Davidson®, Mattel®, NASCAR® and World Poker Tour™. USPC's international holdings include Naipes Heraclio Fournier, S.A., a leading playing card manufacturer in Europe. The aggregate purchase price was approximately $237.9 million, including transaction expenses and deferred consideration amounts. The cash portion of the purchase price funded on June 28, 2004 was financed using a combination of cash on hand, new debt financing (see discussion in "Financial Condition, Liquidity and Capital Resources" below) and borrowings under our existing revolving credit facility. The cash portion of the October 4, 2004 exercise of the Put/Call Agreement was funded by a combination of cash on hand and borrowings under our existing revolving credit facility.

As of December 31, 2004, in connection with the USPC Acquisition, we had accrued approximately $20 million of deferred consideration for purposes of guaranteeing potential indemnification liabilities of the sellers, of which $10 million is included as part of Deferred Consideration for Acquisitions on our

Consolidated Balance Sheet. The remaining $10 million is included in Other Non-current Liabilities on our Consolidated Balance Sheet. The holdback amount is secured by a stand-by letter of credit under our senior credit facility.

We also accrued approximately $3.0 million for a planned and ongoing restructuring related to USPC. In addition, the USPC Acquisition includes an earn-out provision with a potential payment in cash of up to $2 million and an additional potential payment of up to $8 million (for a potential total of up to $10 million) in either cash or our common stock, at our sole discretion, payable in 2007, provided that certain earnings performance targets are met. If paid, we expect to capitalize the cost of the earn-out. USPC is included in our branded consumables segment from June 28, 2004.

During the first quarter of 2004, we completed the tuck-in acquisition of Loew-Cornell. Loew-Cornell is a leading marketer and distributor of paintbrushes and other arts and crafts products. The Loew-Cornell Acquisition includes an earn-out provision with a payment in cash or our common stock, at our sole discretion, based on earnings performance targets. As of December 31, 2004, the outcome of the contingent earn-out is not determinable beyond a reasonable doubt. Therefore, only the prepayment of the contingent consideration ($0.5 million to be paid in equal installments during 2005 and 2006) has been recorded as part of Deferred Consideration for Acquisitions on our Consolidated Balance Sheet. Loew-Cornell is included in the branded consumables segment from March 18, 2004.

2003 Activity

On September 2, 2003, we acquired all of the issued and outstanding stock of Lehigh Consumer Products Corporation and its subsidiary ("Lehigh" and the "Lehigh Acquisition"). Lehigh is a leading supplier of rope, cord, and twine in the U.S. consumer marketplace and a leader in innovative storage and organization products and workshop accessories for the home and garage as well as in the security screen door and ornamental metal fencing market. The purchase price of the transaction was approximately $157.5 million, including transaction expenses. In addition, the Lehigh Acquisition includes a contingent consideration provision with a potential payment in cash or our common stock, at our sole discretion, of up to $25 million payable in 2006, provided that certain earnings performance targets are met. Since this consideration is not payable beyond a reasonable doubt, no amount has been accrued in our Consolidated Balance Sheet as of December 31, 2004. Lehigh is included in the branded consumables segment from September 2, 2003.

On February 7, 2003, we completed our acquisition of the business of Diamond Brands International, Inc. and its subsidiaries ("Diamond Brands" and the "Diamond Acquisition"), a manufacturer and distributor of niche household products, including plastic cutlery, clothespins, kitchen matches and toothpicks under the Diamond® and Forster® trademarks. The purchase price of this transaction was approximately $91.5 million, including transaction expenses. The acquired plastic manufacturing operation is included in the plastic consumables segment from February 1, 2003 and the acquired wood manufacturing operation and branded product distribution business is included in the branded consumables segment from February 1, 2003.

We also completed two tuck-in acquisitions in 2003. In the fourth quarter of 2003, we completed our acquisition of the VillaWare Manufacturing Company ("VillaWare"). VillaWare's results are included in the consumer solutions segment from October 3, 2003. In the second quarter of 2003, we completed our acquisition of O.W.D., Incorporated and Tupper Lake Plastics, Incorporated (collectively "OWD"). The branded product distribution operation acquired in the acquisition of OWD is included in the branded consumables segment from April 1, 2003. The plastic manufacturing operation acquired in the acquisition of OWD is included in the plastic consumables segment from April 1, 2003.

2002 Activity

On April 24, 2002, we completed our acquisition of the business of Tilia International, Inc. and its subsidiaries ("Tilia" and the "Tilia Acquisition"). We acquired the business of Tilia for approximately $145 million in cash and $15 million in seller debt financing. In addition, the Tilia Acquisition includes an earn-out provision with a potential payment in cash or our common stock, at our sole discretion, of up to $25 million payable in 2005, provided that certain earnings performance targets are met. At December 31, 2004, we estimated that the earn-out payment, payable in the second quarter of 2005, could be approximately $17.3 million and we have accrued this amount in Deferred Consideration for Acquisitions on our Consolidated Balance Sheet. We have capitalized this earn-out accrual into goodwill. Tilia is included in the consumer solutions segment from April 1, 2002.

Pro forma financial information for 2004 and 2003, relating to the USPC Acquisition, the Lehigh Acquisition and the Diamond Acquisition has been included in Item 8. Financial Statements and Supplementary Data.

The results of Loew-Cornell, VillaWare and OWD did not have a material effect on our results for the years ended December 31, 2004 and 2003 and are not included in the pro forma financial information presented in Item 8., Financial Statements and Supplementary Data.

Results of Operations – Comparing 2004 to 2003

We reported net sales of $838.6 million in 2004, a 42.7% increase from net sales of $587.7 million in 2003.

In 2004, our branded consumables segment reported net sales of $473.1 million compared to $257.9 million in 2003. This increase of 83.5% was principally a result of acquisitions. Excluding the effects of acquisitions, net sales of our branded consumables segment were $7.4 million or 2.9% higher than 2003, principally due to higher home canning sales and home improvement sales. Our consumer solutions segment reported net sales of $222.2 million compared to $216.1 million in net sales in 2003. This increase of 2.8% was principally the result of the tuck-in acquisition of VillaWare in the fourth quarter of 2003. Net sales of our FoodSaver® branded machines were lower in 2004 compared to 2003 due to a market shift to lower priced FoodSaver® machines, partially offset by sales volume increases for FoodSaver® machines and increased bag unit sales.

In 2004, our plastic consumables segment reported net sales of $128.1 million compared to $109.1 million in 2003. The principal reason for this increase of 17.5% was both an increase in sales of plastic cutlery to our branded consumables segment, as well as a full year effect of these sales due to the addition of the plastic manufacturing business acquired in the Diamond Acquisition in February 2003. Excluding intercompany sales, net sales for the plastic consumables segment were higher due to increased sales to certain existing OEM customers and new international sales. In 2004, our other segment reported net sales of $67.5 million compared to $42.8 million in 2003. The principal reasons for this increase of 57.7% were a full year's effect on net sales resulting from the effects of purchasing rather than tolling zinc on behalf of certain customers, increases in the price of zinc which were passed through to customers and strength in industrial zinc and low denomination coinage sales.

We reported operating earnings of $96.1 million in 2004 compared to operating earnings of $71.5 million in 2003. This increase of $24.6 million included non-cash restricted stock charges of approximately $32.4 million and $21.8 million in 2004 and 2003, respectively. Excluding these non-cash restricted stock charges, our operating earnings would have been 37.8% higher than 2003. The principal reason for this increase was the effect of our 2003 and 2004 acquisitions. Due to the integration of certain of our acquisitions it is no longer possible to compare the operating earnings, exclusive of acquisitions, in the branded consumables segment with the prior year. The operating earnings of our consumer solutions segment decreased by $5.5 million principally due to the sales effects discussed above. The operating earnings of our plastic consumables segment decreased by $2.9 million due to higher plastic resin prices which were not passed through to our branded consumables segment with respect to plastic cutlery products and higher validation costs incurred for new business development projects, partially offset by the sales effects discussed above. Operating earnings of our other segment increased by $3.5 million due primarily to the sales effects discussed above.

Gross margin percentages on a consolidated basis decreased to 32.8% in 2004 from 36.3% in 2003. The principal reasons for this decrease are the impact of the acquisitions completed in the last sixteen months which have relatively lower gross margins, higher distribution costs in our branded consumables segment, a shift to lower priced FoodSaver® machines in our consumer solutions segment and the effect of the contractual tolling changes in our other segment as discussed above.

Selling, general and administrative expenses decreased as a percentage of net sales from 20.4% in 2003 to 17.5% in 2004. The decrease in percentage terms was principally due to the inclusion of the acquisitions completed during 2003 and 2004, which have relatively lower selling, general and administrative expenses as a percentage of net sales and to spending not increasing at the same rate as organic growth. The increase in dollar terms, from $119.8 million in 2003 to $146.9 million in 2004, was principally the result of the acquisitions completed during 2003 and 2004, higher sales and marketing expenses in our branded consumables segment and higher validation costs incurred for new business development projects and higher employee compensation costs in our plastic consumables segment, partially offset by lower media spending, lower legal costs and lower employee compensation costs in the consumer solutions segment.

During the fourth quarters of 2004 and 2003, we recorded non-cash restricted stock charges of approximately $32.4 million and $21.8 million, respectively, relating to the lapsing of restrictions over restricted stock issuances to certain executive officers.

Net interest expense increased to $27.6 million in 2004 compared to $19.2 million in 2003. This increase was primarily due to higher levels of outstanding debt in 2004 compared to 2003, resulting from the additional debt financing required to fund the acquisitions completed in the last sixteen months.

Our effective tax rate in 2004 was 38.0% compared to an effective tax rate of 39.2% in 2003.

Our diluted earnings per share increased from $1.35 in 2003 to $1.49 in 2004 or, in percentage terms, by 10.4% over the prior year. Given our diluted weighted average shares outstanding in 2004 and 2003 of 28.5 million and 23.5 million, respectively, the effect of the non-cash restricted stock charges discussed above was to reduce our diluted earnings per share amounts reported under GAAP by $0.71 and $0.56 in 2004 and 2003, respectively.

Results of Operations – Comparing 2003 to 2002

We reported net sales of $587.7 million in 2003, a 60.1% increase from net sales of $367.1 million in 2002.

In 2003, our branded consumables segment reported net sales of $257.9 million compared to $111.2 million in 2002. This increase of 131.8% was principally the result of the Diamond Acquisition, effective February 1, 2003, and the Lehigh Acquisition, effective September 2, 2003. In addition, the acquisition of OWD in the second quarter of 2003 contributed to this increase. Excluding the effect of acquisitions, net sales for our branded consumables segment in 2003 were comparable to 2002.

Our consumer solutions segment reported net sales of $216.1 million in 2003 compared to $145.3 million in net sales in 2002. This increase of 48.7% was principally the result of this segment being acquired in April 2002 and, therefore, net sales for 2003 reflect sales for the full year but net sales for 2002 reflect sales for only nine months of the year. Additionally, the acquisition of VillaWare in the fourth quarter of 2003 contributed to this increase. Furthermore, the year-on-year increase is a result of organic U.S. retail and international sales growth of over 10% for this segment in the last three quarters of 2003 compared to the same period in 2002.

In 2003, our plastic consumables segment reported net sales of $109.1 million compared to $70.6 million in 2002. The principal reason for this increase of 54.5% was intercompany sales generated by the addition of the plastic manufacturing business acquired in the Diamond Acquisition. In addition, the intercompany sales resulting from the acquisition of OWD in the second quarter of 2003 also contributed to this increase. Excluding intercompany sales, net sales for the plastic consumables segment increased slightly in 2003 due to higher sales volumes with a number of customers, partially offset by the loss of sales to one large customer and a contractual sales price reduction with another large customer.

In 2003, our other segment reported net sales of $42.8 million compared to $41.0 million in 2002. The principal reason for this increase of 4.3% was an increase in sales to a major customer as a result of a contractual change whereby this segment took on the responsibility of purchasing the raw material inventory for the customer.

We reported operating earnings of $71.5 million in 2003 compared to operating earnings of $65.1 million in 2002. This increase of $6.4 million, or 9.7%, occurred despite the 2003 operating earnings being negatively impacted, as a result of a non-cash restricted stock charge of approximately $21.8 million. Excluding this non-cash restricted stock charge, our operating earnings would have been 43.3% higher than 2002. The principal reason for this increase was that the branded consumables segment's operating earnings increased by $18.5 million from 2002 to 2003, due to the addition of the acquired Diamond Brands and Lehigh product lines, as well as an increase in organic operating earnings due to a favorable home canning sales mix resulting from increased sales of premium products. Also, the operating earnings of the consumer solutions segment increased by $10.9 million, principally due to (i) the acquisition of this business in April 2002; (ii) the acquisition of VillaWare in the fourth quarter of 2003 and (iii) increased organic net sales of over 10% in the final three quarters of 2003 relative to the comparable prior year periods, partially offset by increased litigation costs arising from an action that we took against certain competitors who we believe had infringed on our intellectual property. Operating earnings in 2003 for our plastic consumables segment were approximately $0.5 million higher than the same period in the prior year due to the earnings effect from the intercompany sales, partially offset by lower gross margins resulting from the changes in net sales discussed above. Operating earnings in 2003 for our other segment were $0.8 million lower compared to the same period in the prior year due to a greater amount of net sales having lower gross margins principally due to the contractual change with one major customer as discussed above.

Gross margin percentages on a consolidated basis decreased to 36.3% in 2003 from 39.1% in 2002. The primary reason for these lower gross margins is the addition of the relatively lower gross margin

Diamond Brands and Lehigh product lines. This effect is partially offset by the benefit of including the higher gross margins of the acquired consumer solutions business for the full year in 2003 but only nine months of the year in 2002.

Selling, general and administrative expenses increased to $119.8 million in 2003 from $78.3 million in 2002, or, as a percentage of net sales, decreased to 20.4% in 2003 from 21.3% in 2002. The increase in dollar terms was principally the result of the acquisitions completed during 2003 and 2002. Also, the selling, general and administrative expenses increased, in part, due to higher marketing expenditures and legal costs. The decrease in percentage terms was principally due to the addition of the Diamond Brands and Lehigh product lines, which have relatively lower selling, general and administrative expenses as a percentage of net sales compared to those of our consumer solutions segment.

During the fourth quarter of 2003, we recorded a non-cash restricted stock charge of approximately $21.8 million relating to the lapsing of restrictions over restricted stock issuances to certain officers.

Net interest expense increased to $19.2 million in 2003 compared to $12.6 million in 2002. This increase resulted from higher levels of outstanding debt in 2003 compared to the same period in 2002, principally due to (i) the principal on the $150 million of our 9¾% senior subordinated notes ("Notes") issued in connection with the Tilia Acquisition being outstanding for the entire twelve months of 2003 as compared to only nine months of 2002, (ii) the additional respective financings in 2003 in connection with the Diamond Acquisition and the Lehigh Acquisition, and (iii) the issuance of an additional $30 million principal amount of Notes in 2003. Our weighted average interest rate in 2003 of 6.2% was lower than our weighted average interest rate of 7.0% in 2002.

Our effective tax rate in 2003 was 39.2% compared to an effective tax rate of 30.8% in 2002. At December 31, 2001, we had federal net operating losses that were recorded as a deferred tax asset with a valuation allowance of $5.4 million. Due to the impact of the Job Creation Act and the tax refunds that we received as a result, a net $4.4 million of this valuation allowance was released in 2002 resulting in an income tax provision of $16.2 million. Excluding the release of this valuation allowance our effective tax rate would also have been approximately 39.2% in 2002.

Our net income in 2003 of $31.8 million included a reduction of $13.3 million reflecting the amount of the restricted stock charge discussed above, net of related tax benefit. Given that our diluted weighted average shares in 2003 were 23.5 million, the non-cash restricted stock charge, net of related tax benefits also had the effect of reducing our diluted earnings per share by $0.56 to $1.35. Our net income in 2002 of $36.3 million included the benefit of the valuation allowance release discussed above. Given that our diluted weighted average shares in 2002 were 21.6 million, the net release of the tax valuation allowance had the effect of improving our diluted earnings per share by $0.20 to $1.68.

Financial Condition, Liquidity and Capital Resources

2004 Activity

During 2004, the following changes were made to our capital resources:

- we completed a $116 million add-on to our Term B loan facility ("Term B Add-on") under a Second Amended Credit Agreement, to partially fund the USPC Acquisition;
- we repaid $5.4 million of seller debt financing;

- we issued an aggregate of 955,080 restricted shares of common stock under our 2003 Stock Incentive Plan, of which, in conjunction with the AHI transaction, the restrictions on 735,000 of these shares were lapsed at the time of issuance and we accelerated the granting of a further 140,000 of these shares; and
- in anticipation of the additional floating rate debt financing required to complete the AHI Acquisition, we entered into two interest rate swaps that converted an aggregate of $300 million of existing floating rate interest payments under our term loan facility for a fixed obligation.

Specifically, in December 2004, in anticipation of the additional floating rate debt financing required to complete the AHI Acquisition, we entered into two interest rate swaps, effective in January 2005, that converted an aggregate of $300 million of floating rate interest payments under our term loan facility for a fixed obligation. The first interest rate swap, for $150 million of notional value, carries a fixed interest rate of 3.625% per annum for a term of three years. The second interest rate swap, also for $150 million of notional value, carries a fixed interest rate of 4.0675% per annum for a term of five years. The swaps have interest payment dates that are the same as our term loan facilities. The swaps are considered to be cash flow hedges and are also considered to be effective hedges against changes in future interest payments of our floating-rate debt obligations for both tax and accounting purposes. Gains and losses related to the effective portion of the interest rate swap will be reported as a component of other comprehensive income and will be reclassified into earnings in the same period that the hedged transaction affects earnings. As of December 31, 2004, the fair value of these interest rate swaps, which was unfavorable in the amount of approximately $0.5 million, was included as an unrealized loss in Accumulated Other Comprehensive Income on our Consolidated Balance Sheet.

On June 28, 2004, in connection with the USPC Acquisition, we completed our $116 million Term B Add-on under the Second Amended Credit Agreement. The proceeds from the Term B Add-on were used to partially fund the USPC Acquisition. The spread on the Term B Add-on was 2.25% over London Interbank Offered Rate ("LIBOR"). Additionally, under this Second Amended Credit Agreement, the spread on our existing Term B loan facility was reduced from 2.75% over LIBOR to 2.25% over LIBOR.

The Second Amended Credit Agreement did not significantly change the restrictions on the conduct of our business or the financial covenants required in our previous senior credit facility ("Amended Credit Agreement") (see "2003 Activity" below). The Second Amended Credit Agreement, which matures on April 24, 2008, also did not change the pricing and principal terms of our $70 million revolving credit facility.

As of December 31, 2004, we had $302.9 million outstanding under our term loan facilities and no outstanding amounts under the revolving credit facility of our Second Amended Credit Agreement. As of December 31, 2004, net availability under the revolving credit facility was approximately $44.2 million, after deducting $25.8 million of issued letters of credit. The letters of credit outstanding include an amount of approximately $20 million securing a holdback on the USPC Acquisition (see "Acquisition Activities" above). We are required to pay commitment fees on the unused balance of the revolving credit facility.

As of December 31, 2004, we also had other debt outstanding in the amount of approximately $1.5 million, which principally consists of bank notes that are payable in equal quarterly installments through April 2007 with rates of interest at Euro Interbank Offered Rate plus 1.00%.

In August 2004, our board of directors ("Board") approved the granting of an aggregate of 140,000 restricted shares of our common stock to three of our executive officers. The restrictions on these shares were to lapse ratably over a three-year period commencing January 1, 2005, and would lapse immediately in the event of a change in control.

Following the signing of the AHI transaction, during October 2004, our Board amended the terms of all of the 140,000 restricted shares of common stock issued in August 2004 to lapse immediately. Also in conjunction with the AHI transaction, in October 2004, our Board accelerated the granting of an aggregate amount of 735,000 restricted shares of common stock under our 2003 Stock Incentive Plan to two of our executive officers that would otherwise have been granted to these executive officers in 2005-2007 pursuant to such executives' respective employment agreements. The Board approved that the restrictions on these shares lapse upon issuance. We record non-cash compensation expense for our issued and outstanding restricted stock either when the restrictions lapse or ratably over time, when the passage of time is the only restriction. As such, we recorded a non-cash compensation expense for all these restricted stock issuances and restriction lapses of approximately $32.4 million in the fourth quarter of 2004.

In July 2004, our Board approved a grant of 10,000 restricted shares of our common stock to Mr. Jonathan Franklin, who was a consultant to us and who is a brother of Mr. Martin E. Franklin, our Chairman and Chief Executive Officer. The restrictions on 5,000 of these shares lapsed immediately and we recorded a non-cash compensation charge based on the fair market value of our common stock on the date of grant. The restrictions on the remaining 5,000 of these shares lapse ratably over a four year period. Non-cash compensation expense is being recognized on these shares based on the market value of our common stock at the time of the lapsing. All of the shares which still have a restriction remaining will have the restrictions lapse immediately upon the event of a change in control.

In April 2004, we repaid the remaining seller debt financing incurred in connection with the Tilia Acquisition, which included both principal and accrued interest thereon, in the amount of approximately $5.4 million.

During 2004, we incurred costs in connection with the issuance of the Second Amended Credit Agreement of approximately $2.3 million.

In addition, during 2004, we issued 70,080 restricted shares of our common stock to certain other officers and employees under our 2003 Stock Incentive Plan. The restrictions on 26,750 of these shares will lapse ratably over five years of employment with us. The restrictions on the remaining 43,330 of these shares will lapse upon the latter of either our stock price achieving a volume weighted average of $64 per share for ten consecutive business days or November 1, 2008.

We issued all of the restricted shares discussed above out of our treasury account.

2003 Activity

On September 30, 2003, we completed a public offering ("Offering") of approximately 4.8 million shares of our common stock at $24.67 per share. Proceeds from the Offering, net of underwriting fees and related expenses, totaled approximately $112.3 million. The net proceeds of the Offering were used for a combination of general corporate purposes, acquisitions and debt repayment.

During 2003, we amended and restated our existing senior credit facility ("Amended Credit Agreement"). The Amended Credit Agreement provided for up to $280 million of senior secured loans, consisting of a $70 million revolving credit facility, a $60 million term loan facility, and a new $150 million five-year term loan facility. The new term loan facility bore interest at a rate equal to (i) the Eurodollar Rate (as determined by the Administrative Agent) pursuant to an agreed formula or (ii) a Base Rate equal to the higher of (a) the Bank of America prime rate and (b) the federal funds rate plus 0.50%, plus, in each case, an applicable margin of 2.75% per annum for Eurodollar loans and 1.75% per annum for Base Rate loans. The pricing and principal of the revolving credit facility and the previously existing term loan did not change. The revolving credit facility continued to have a $15 million letters of credit sublimit and a $10 million swing line loans sublimit. On September 2, 2003, we drew down the full amount of the new $150 million term loan facility, which funds were used principally to pay the majority of the cash consideration for the Lehigh Acquisition. Our Amended Credit Agreement was scheduled to mature on April 24, 2008.

The Amended Credit Agreement contained certain restrictions on the conduct of our business, including, among other things restrictions, generally, on:

- incurring debt;
- disposing of certain assets;
- making investments;
- exceeding certain agreed upon capital expenditures;
- creating or suffering liens;
- completing certain mergers;
- consolidations and sales of assets and, with permitted exceptions, acquisitions;
- declaring dividends;
- redeeming or prepaying other debt; and
- certain transactions with affiliates.

The Amended Credit Agreement also included financial covenants that required us to maintain certain leverage and fixed charge ratios and a minimum net worth.

On May 8, 2003, we issued an additional $30 million of Notes (bringing to a total $180 million of Notes issued and outstanding, including the 2002 issuance discussed below). The net proceeds of the offering were used to reduce the outstanding revolver balances under our senior credit facility. The Notes were issued at a price of 106.5% of face value and we received approximately $32.0 million in gross proceeds from the issuance. As a result of an exchange offer completed on December 2, 2003, all of the Notes are governed by an indenture, dated as of April 24, 2002, as supplemented ("April 2002 Indenture"). Significant terms of the Notes and the April 2002 Indenture are discussed under "2002 Activity."

On May 6, 2003, we entered into a $30 million interest rate swap ("New Swap") to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR. The New Swap is a swap against our Notes.

During the fourth quarter of 2003, we recorded a non-cash restricted stock charge of approximately $21.8 million related to the lapsing of restrictions over all the restricted stock issuances to three of our executive officers, discussed immediately below and in "2002 Activity" also below. We received a tax deduction for this non-cash restricted stock charge.

During 2003, we issued an aggregate amount of 562,500 shares of restricted stock to three of our executive officers. We issued these shares under our 2003 Stock Incentive Plan and out of our treasury stock account. During 2003, all of these restricted stock issuances either provided or were amended to provide that the restrictions lapse upon the earlier of (i) a change in control; or (ii) the earlier of our common stock achieving a closing price of $28 (up from $23.33) or us achieving annualized revenues of $800 million. However, if such restrictions were to lapse during a period when these officers were subject to additional contractual limitations on the sale of securities, the restrictions on such shares would continue until the expiration or waiver of such additional contractual limitations. As discussed above, during the fourth quarter of 2003, all such restrictions lapsed, which resulted in a restricted stock charge.

During 2003, we also issued 7,200 shares of our restricted stock to certain other officers and employees. The restrictions on these shares will lapse ratably over five years of employment with us.

In January 2002, two executive officers exercised 900,000 and 450,000 non-qualified stock options, respectively, which had been granted under our 2001 Stock Option Plan. These shares were issued out of our treasury stock account. The exercises were accomplished via loans from us under our Executive Loan Program. The principal amounts of the loans were $3.3 million and $1.6 million, respectively, and bore interest at 4.125% per annum. The loans were due on January 23, 2007 and were classified within the Stockholders' Equity section of our Consolidated Balance Sheet. The loans could be repaid in cash, shares of our common stock, or a combination thereof. In February 2003, one of the executive officers surrendered to us shares of our common stock to repay $0.3 million of his loan. On April 29, 2003, both of the executive officers each surrendered to us shares of our common stock to repay in full all remaining principal amounts and accrued interest owed under their respective loans. We will not make any additional loans under the Executive Loan Program.

Effective April 2, 2003, we entered into an interest rate swap that converted $37 million of floating rate interest payments under our term loan facility for a fixed obligation that carries an interest rate, including applicable margin, of 4.25% per annum. The swap had interest payment dates that were the same as the term loan facility and it matured on September 30, 2004.

In March 2003, we unwound a $75 million interest rate swap to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR and contemporaneously entered into a new $75 million interest rate swap ("Second Replacement Swap"). Like the swap that it replaced, the Second Replacement Swap is a swap against our Notes. The Second Replacement Swap has a maturity date that is the same as the Notes. Interest is payable semi-annually in arrears on May 1 and November 1. As of December 31, 2004, we have accrued interest (including the applicable spread) on the swap at an effective rate of 7.84%.

In return for unwinding the swap, we received $3.2 million of cash proceeds. Of this amount, approximately $1 million of such proceeds related to accrued interest that was owed to us at such time. The remaining $2.2 million of proceeds is being amortized over the remaining life of the Notes as a credit to interest expense and the unamortized balances are included in our Consolidated Balance Sheet as an increase to the value of the long-term debt. We are exposed to credit loss in the event of non-performance by the other party to the Second Replacement Swap, a large financial institution, however, we do not anticipate non-performance by the other party. The fair market value of our interest rate swaps as of December 31, 2004, was unfavorable in an amount of approximately $2.0 million and is included as a non-current liability in our Consolidated Balance Sheet, with a corresponding offset to long-term debt.

During 2003, we repaid seller debt financing, incurred in connection with the Tilia Acquisition, in the principal amount of $10 million.

In January 2003, we filed a shelf registration statement, which was declared effective by the Securities and Exchange Commission on January 31, 2003. This shelf registration statement was intended to facilitate our access to growth capital for future acquisitions and allowed us to sell over time up to $150 million of common stock, preferred stock, warrants, debt securities, or any combination of these securities in one or more separate offerings in amounts, at prices and on terms to be determined at the time of the sale. The equity offering completed in September 2003 and the $30 million of Notes issued in May 2003, were covered by our shelf registration statement and, in the aggregate, constituted the issuance of approximately $150 million in registered securities. Accordingly, no further issuances will be made under this registration statement.

During 2003, we incurred costs in connection with the issuance of the Notes and the Amended Credit Agreement of approximately $5.9 million.

2002 Activity

In April 2002, in connection with the Tilia Acquisition we made an offering of $150 million of Notes to qualified institutional buyers in a private placement pursuant to Rule 144A under the Securities Act of 1933, as amended. The Notes were issued at a discount such that we received approximately $147.7 million in net proceeds. The Notes are scheduled to mature on May 1, 2012, however, on or after May 1, 2007, we can redeem all or part of the Notes at any time at a redemption price ranging from 100% to 104.875% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Prior to May 1, 2005, we may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds from certain public equity offerings at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Interest on the Notes accrues at the rate of 9.75% per annum and is payable semi-annually in arrears on May 1 and November 1, with the first payment having occurred on November 1, 2002. The April 2002 Indenture governing the Notes also contains certain restrictions on the conduct of our business.

Prior to the Amended Credit Agreement, we entered into a credit agreement in connection with the Tilia Acquisition ("Old Credit Agreement"). The Old Credit Agreement was scheduled to mature on April 24, 2007. The revolving credit facility and the term loan facility bore interest at a rate equal to (i) the Eurodollar Rate pursuant to an agreed formula or (ii) a Base Rate equal to the higher of (a) the Bank of America prime rate and (b) the federal funds rate plus .50%, plus, in each case, an applicable margin ranging from 2.00% to 2.75% for Eurodollar Rate loans and from .75% to 1.5% for Base Rate loans. The Old Credit Agreement contained restrictions on the conduct of our business similar to the Amended Credit Agreement. The Old Credit Agreement was replaced by the Amended Credit Agreement.

Until it was replaced by the Old Credit Agreement on April 24, 2002, our senior credit facility, as amended provided for a revolving credit facility of $40 million and a term loan which amortized periodically as required by the terms of the agreement. Interest on borrowings under the term loan and the revolving credit facilities were based upon fixed increments over adjusted LIBOR or the agent bank's alternate borrowing rate as defined in the agreement. The agreement also required the payment of commitment fees on the unused balance. During the first quarter of 2002, approximately $38 million of tax refunds we received were used to repay a portion of the outstanding amounts under this credit agreement.

In conjunction with the Notes, on April 24, 2002, we entered into a $75 million interest rate swap ("Initial Swap") to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR. The Initial Swap had a maturity date that was the same as the Notes. Interest was payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2002. The initial effective rate of interest that we established on this swap was 6.05%.

Effective September 12, 2002, we entered into an agreement, whereby we unwound the Initial Swap and contemporaneously entered into a new $75 million interest rate swap ("First Replacement Swap"). The First Replacement Swap had the same terms as the Initial Swap, except that we were required to pay a variable rate of interest based upon 6 month LIBOR in arrears. The spread on this contract was 470 basis points. Based upon this contract, we paid an effective interest rate of 6.32% on November 1, 2002. In return for unwinding the Initial Swap, we received $5.4 million in cash proceeds, of which $1 million related to accrued interest that was owed to us. The remaining $4.4 million of proceeds is being amortized over the remaining life of the Notes as a credit to interest expense and is included in our Consolidated Balance Sheet as an increase to the value of the long-term debt. Such amortization amount offsets the increased effective rate of interest that we pay on the Second Replacement Swap. The First Replacement Swap was superseded by the Second Replacement Swap, as discussed above.

All of our swaps have been and, where applicable, are considered to be effective hedges against changes in the fair value of our fixed-rate debt obligation for both tax and accounting purposes.

During 2002, we issued an aggregate of 210,000 shares of restricted stock to two of our executive officers under our 1998 Long-Term Equity Incentive Plan, as amended and restated, and out of our treasury stock account. During 2003, the restricted stock issuances were amended to provide that the restrictions would lapse upon the same terms as the 2003 restricted stock issuances discussed in "2003 Activity" above. Also, as discussed in "2003 Activity" above, during the fourth quarter of 2003 all such restrictions lapsed and we recorded a restricted stock charge.

During 2002, shares of our common stock in the aggregate amount of 45,009 were issued to certain of our other officers under our 1998 Performance Share Plan. In connection with these stock issuances, we recorded a non-cash compensation expense charge of approximately $0.6 million.

During 2002, we also issued 5,250 of shares of our restricted stock to certain of our other officers and employees. The restrictions on these shares will lapse ratably over five years of employment with us.

During 2002, we incurred costs in connection with the issuance of the Notes and the Old Credit Agreement of approximately $7.4 million.

Working Capital

Working capital (defined as current assets less current liabilities) decreased to approximately $181.4 million at December 31, 2004, from approximately $242.0 million at December 31, 2003, due primarily to:

- the use of cash on hand to finance our 2004 acquisitions; and
- the increase in our Deferred Consideration for Acquisitions balance on our Consolidated Balance Sheet principally due to the contractual terms of our USPC Acquisition (see "Acquisition Activities – 2004 Activity" above) and the recording of a contingent earn-out for our Tilia Acquisition (see "Acquisition Activities – 2002 Activity" above); partially offset by
- the addition of the working capital of our 2004 acquired businesses; and
- higher inventory balances (see "Cash Flows from Operations" below).

Cash Flows from Operations

Cash flow generated from operations was approximately $70.4 million for the year ended December 31, 2004, compared to $73.8 million for the year ended December 31, 2003. This decrease of approximately $3.4 million was principally due to an increase in working capital, partially offset by an increase of $17.4 million in net income, excluding the non-cash restricted stock charges. The increase in working capital is principally due to higher inventory amounts as a result of early buys of certain commodity items in order to take advantage of pricing trends in raw materials, increasing commodity costs which increase the dollar value of the same quantity of inventory, the addition of a large number of new product SKUs and continuing sales growth requiring greater levels of inventory.

Our statement of cash flows is prepared using the indirect method. Under this method, net income is reconciled to cash flows from operating activities by adjusting net income for those items that impact net income but do not result in actual cash receipts or payments during the period. These reconciling items include depreciation and amortization, changes in deferred tax items, non-cash compensation, non-cash interest expense, charges in reserves against accounts receivable and inventory and changes in the balance sheet for working capital from the beginning to the end of the period.

Capital Expenditures

Capital expenditures were $10.8 million in 2004 compared to $12.8 million for 2003 and are largely related to maintaining facilities, information systems, tooling projects and improving manufacturing efficiencies. As of December 31, 2004, we had capital expenditure commitments in the aggregate for all our segments of approximately $4.3 million.

Cash and Financing Availability

After taking into account the AHI Acquisition and its related financing in January 2005 (see "Recent Developments" below), we believe that our cash and cash equivalents on hand, cash generated from our operations and our availability under our senior credit facility is adequate to satisfy our working capital and capital expenditure requirements for the foreseeable future. However, we may raise additional capital from time to time to take advantage of favorable conditions in the capital markets or in connection with our corporate development activities.

Contractual Obligations and Commercial Commitments

The following table includes aggregate information about our contractual obligations as of December 31, 2004, and the periods in which payments are due. Certain of these amounts are not required to be included in our consolidated balance sheet:

		Payments Due by Period *(millions of dollars)*			
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**After 5 years**
Long-term debt, including scheduled interest payments (1)	$631.3	$45.1	$211.0	$159.1	$216.1
Operating leases	19.9	6.7	7.4	2.2	3.6
Unconditional purchase obligations	4.3	4.3	—	—	—
Other non-current obligations	0.2	0.1	0.1	—	—
Total	$655.7	$56.2	$218.5	$161.3	$219.7

(1) The debt amounts are based on the principal payments that will be due upon their maturity as well as scheduled interest payments. Interest payments on our variable debt have been calculated based on their scheduled payment dates and using the weighted average interest rate on our variable debt as of December 31, 2004. Interest payments on our fixed rate debt are calculated based on their scheduled payment dates. The debt amounts exclude approximately $3.2 million of non-debt balances arising from the interest rate swap transactions described in Item 8., Note 15., Financial Statements and Supplementary Data.

Commercial commitments are items that we could be obligated to pay in the future and are not included in the above table:

- As of December 31, 2004, we had $25.8 million in standby and commercial letters of credit of which $20.0 million expire in 2006, with the remainder expiring in 2005;
- In connection with a 2003 acquisition, we may be obligated to make future payments of up to approximately $1.5 million in 2005;
- In connection with the Tilia Acquisition, we are obligated to pay an earn-out in cash or our common stock, at our discretion, of up to $25 million in 2005, provided that certain earnings performance targets are met. At December 31, 2004, we estimated that the earn-out payment, payable in the second quarter of 2005, could be approximately $17.3 million and we have accrued this amount in Deferred Consideration for Acquisitions on our Consolidated Balance Sheet;
- In connection with the Lehigh Acquisition, we may be obligated to pay contingent consideration in cash or our common stock, at our discretion, of up to $25 million in 2006, provided that certain earnings performance targets are met;
- In connection with the USPC Acquisition, we may be obligated to pay an earn-out provision with a potential payment in cash of up to $2 million and an additional potential payment of up to $8 million (for a potential total of up to $10 million) in either cash or our common stock in 2007, at our discretion, provided that certain earnings performance targets are met;
- In connection with the Loew-Cornell Acquisition, we may be obligated to pay an earn-out provision with a potential payment in cash or our common stock, at our discretion, beginning with advance payments in 2005 and 2006. As of December 31, 2004, an amount of $0.5 million in relation to this earn-out was accrued in Deferred Consideration for Acquisitions on our Consolidated Balance Sheet. The balance on the earn-out is to be paid during 2007 through 2009 based on a defined formula as applied to Loew-Cornell's earnings; and
- In connection with a contract we have entered into to acquire additional intellectual property, we may be obligated to pay up to $7.0 million between 2005 and 2010, providing certain contractual obligations, including the issuance of patents amongst other things, are satisfied.

Other than as discussed specifically above, these amounts are not required to be included in our Consolidated Balance Sheet.

Off-Balance-Sheet Arrangements

As of December 31, 2004, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Developments

On January 24, 2005, we completed our acquisition of AHI, a privately held company, for approximately $745.6 million in cash for the equity and the repayment of approximately $100 million of indebtedness. AHI is the parent of The Coleman Company, Inc. ("Coleman") and Sunbeam Products, Inc. ("SPI"), leading producers of global consumer products through brands such as BRK®, Campingaz®, Coleman®, First Alert®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam®. Product lines added include appliances, personal care and wellness, home safety equipment and outdoor leisure and camping products. Had AHI been a part of us from January 1, 2004, our unaudited pro forma consolidated net sales (including the pro forma effect of the USPC Acquisition) for 2004 would have been $2.7 billion. The SPI business will be integrated within our existing consumer solutions segment in 2005 and the Coleman business will form a new segment of our Company called "outdoor solutions."

In connection with the AHI Acquisition, we issued $350 million of equity securities pursuant to a purchase agreement ("Equity Purchase Agreement"). The securities issued were as follows:

(i) 714,286 shares of our common stock for approximately $21.4 million, at a price of $30 per share;

(ii) 128,571 shares or approximately $128.6 million of a new class of our preferred stock, Series B Convertible Participating Preferred Stock ("Series B Preferred Stock"), par value $.01 per share, at a price of $1,000 per share; and

(iii) 200,000 shares or approximately $200 million of a new class of our preferred stock, Series C Mandatory Convertible Participating Preferred Stock ("Series C Preferred Stock"), par value $.01 per share, at a price of $1,000 per share.

In accordance with the Equity Purchase Agreement and a related Assignment and Joinder Agreement, approximately $300 million of our equity securities were issued to Warburg Pincus Private Equity VIII, LP and its affiliates and approximately $50 million was issued to Catterton Partners V, LP and its affiliates, both private equity investors (collectively "Private Equity Investors"). The cash raised in connection with the Equity Purchase Agreement was used to fund a portion of the cash purchase price of AHI.

The terms of the Equity Purchase Agreement require shareholder approval of the mandatory conversion of the Series C Preferred Stock into a combination of Series B Preferred Stock and our common stock. Subsequent to shareholder approval and mandatory conversion, our total new equity issued to the Private Equity Investors, will consist of $300 million of Series B Preferred Stock and 1,666,667 shares of our common stock valued at $50 million, without taking into effect any other conversion, market value increases or the accrual of dividends.

Additionally, the AHI Acquisition was also funded through a new $1.05 billion senior credit facility, consisting of a term loan facility in the aggregate principal amount of $850 million and a revolving credit facility with an aggregate commitment of $200 million. This facility replaces our Second Amended Credit Agreement.

On January 24, 2005, we entered into two interest rate swaps, effective on January 26, 2005, that converted an aggregate of $125 million of floating rate interest payments (excluding our 2% applicable margin) under its term loan facility for a fixed obligation. Both interest rate swaps carry a fixed interest rate of 4.025% per annum for a term of five years. The swaps have interest payment dates that are the same as the term loan facility. The swaps are considered to be cash flow hedges and are also considered to be effective hedges against changes in future interest payments of our floating-rate debt obligation for both tax and accounting purposes. Gains and losses related to the effective portion of the interest rate swap will be reported as a component of other comprehensive income and will be reclassified into earnings in the same period that the hedged transaction affects earnings.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make judgments, estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The following list of critical accounting policies is not intended to be a comprehensive list of all our accounting policies. Our significant accounting policies are more fully described in Note 1., Significant Accounting Policies to Item 8., Financial Statements and Supplementary Data. The following represents a summary of our critical accounting policies, defined as those policies that we believe are the most important to the portrayal of our financial condition and results of operations, and/or require management's significant judgments and estimates:

Revenue recognition and allowances for product returns

We recognize revenue when title transfers. In most cases, title transfers at the time product is shipped to customers. We allow customers to return defective or damaged products as well as certain other products for credit, replacement, or exchange. Our revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. We estimate future product returns based upon historical return rates and our judgment. If these estimates do not properly reflect future returns, they could be revised.

Allowance for accounts receivable

We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of our customers to make required payments. That estimate is based on historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. If the financial condition of our customers were to deteriorate or our judgment regarding their financial condition was to change negatively, additional allowances may be required resulting in a charge to income in the period such determination was made. Conversely, if the financial condition of our customers were to improve or our judgment regarding their financial condition was to change positively, a reduction in the allowances may be required resulting in an increase in income in the period such determination was made.

Allowance for inventory obsolescence

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by us, additional inventory write-downs may be required resulting in a charge to income in the period such determination was made. Conversely, if actual market conditions are more favorable than those projected by us, a reduction in the write down may be required resulting in an increase in income in the period such determination was made.

Deferred tax assets

We record a valuation allowance to reduce our deferred tax assets to the amount that we believe is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Intangible assets

We have significant intangible assets on our balance sheet that include goodwill, trademarks and other intangibles fair valued in conjunction with acquisitions. The valuation and classification of these assets and the assignment of amortizable lives involves significant judgments and the use of estimates. The testing of these intangibles under established guidelines for impairment also requires significant use of judgment and assumptions (such as cash flows, terminal values and discount rates). Our assets are tested and reviewed for impairment on an ongoing basis under the established accounting guidelines. Changes in business conditions could potentially require adjustments to these asset valuations.

Contingencies

We are involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Environmental Protection Agency has designated our Company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. Based on currently available information, we do not believe that the disposition of any of the legal or environmental disputes our Company is currently involved in will require material capital or operating expenditures or will otherwise have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of our Company. It is possible, that as additional information becomes available, the impact on our Company of an adverse determination could have a different effect.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004) ("Statement 123 (R)"), Share-Based Payment, which is a revision of FASB Statement No. 123 ("Statement 123"), Accounting for Stock-Based Compensation. Statement 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all shared-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123 (R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123 (R) on July 1, 2005.

Statement 123 (R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statements 123 (R) for all share–based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123 (R) that remain unvested on the effective date; or

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt Statement 123 (R) using the modified-prospective method.

As permitted by Statement 123, we currently account for share-based payments to employees using intrinsic value method in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, we generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statement 123 (R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of the adoption of Statement 123 (R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123 (R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1., Significant Accounting Policies of Item 8., Financial Statements and Supplementary Data included herein. Statement 123 (R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were approximately $2.0 million, $1.3 million, and $2.3 million in 2004, 2003 and 2002, respectively.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 requires the exclusion of certain costs from inventories and the allocation of fixed production overheads to inventories to be based on normal capacity of the production facilities. The provisions of SFAS 151 are effective for costs incurred during fiscal years beginning after June 15, 2005. Earlier adoption is permitted for inventory costs incurred during fiscal years beginning after the issuance date of SFAS 151. We do not expect the adoption of SFAS 151 to have a material effect on our consolidated financial statements.

Effective December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Prescription Drug Act) was signed into law. This act provides for a prescription drug benefit under Medicare (Part D) as well as a federal subsidy to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Our defined benefit postretirement health care plans provide prescription drug benefits.

In January 2004, the FASB issued FASB Staff Position ("FSP") No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-1"). FSP 106-1 permits a sponsor of a postretirement healthcare plan that provides a prescription benefit to elect a one-time deferral of the recognition of the effects of the Medicare Prescription Drug Act in accounting for its plan under Statement No. 106 and in providing disclosures related to the plan required by SFAS 132. The FASB allowed the one-time deferral due to the accounting issues raised by the Medicare Prescription Drug Act—in particular, the accounting for federal subsidy that is not explicitly addressed in Statement No. 106—and due to the fact the uncertainties exist as to the direct effects on the Medicare Prescription Drug Act and its ancillary effects on plan participants. As permitted by FSP 106-1, we made a one-time election to defer accounting for the effect of the Medicare Prescription Drug Act and, as a result, the amounts included in our Consolidated Financial Statements do not reflect the effects of the Medicare Prescription Drug Act.

In May 2004, the FASB issued FSP No. 106-2 ("FSP 106-2"), which superseded FASP 106-1. FSP 106-2 provides authoritative guidance on the accounting for the federal subsidy and specifies the disclosure requirements for employers who have adopted FSP 106-2. Detailed regulations necessary to implement the Medicare Prescription Drug Act have not been issued, including those that would specify the manner in which actuarial equivalency must be determined, the evidence required to demonstrate actuarial equivalency, and the documentation requirements necessary to be entitled to the subsidy. FSP 106-2 is effective for our first quarter of 2005. We do not currently believe that the adoption of FSP 106-2 will have a material impact on our Consolidated Financial Statements. Final authoritative guidance could require us to change this assessment.

Forward-Looking Statements

From time to time, we may make or publish forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, and similar matters. Such statements are necessarily estimates reflecting management's best judgment based on current information. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Such statements are usually identified by the use of words or phrases such as "believes," "anticipates," "expects," "estimates," "planned," "outlook" and "goal." Because forward-looking statements involve risks and uncertainties, our actual results could differ materially. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in forward-looking statements.

While it is impossible to identify all such factors, the risks and uncertainties that may affect our business, financial condition and results of operations include the following:

- Our sales are highly dependent on purchases from several large customers and any significant decline in these purchases or pressure from these customers to reduce prices could have a negative effect on our future financial performance;
- We may be adversely affected by the trend towards retail trade consolidation and private-labeling;
- Sales of some of our products are seasonal and weather related;
- Our operations are dependent upon third-party suppliers and service providers whose failure to perform adequately could disrupt our business operations;
- We depend on suppliers in Asia;
- We are subject to several production-related risks which could jeopardize our ability to realize anticipated sales and profits;
- We depend on a single manufacturing facility for certain products;
- Competition in our industries may hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers;
- If we fail to develop new or expand existing customer relationships, our ability to grow our business will be impaired;

- We cannot be certain that our product innovations and marketing successes will continue;
- We may experience difficulty in integrating acquired businesses, which may interrupt our business operations;
- Our operations are subject to a number of federal, state and local environmental regulations;
- We may be adversely affected by remediation obligations mandated by applicable environmental laws;
- Our resources may be insufficient to manage the demands imposed by our growth;
- We depend upon key personnel;
- We enter into contracts with the United States government and other governments;
- Our operating results can be adversely affected by changes in the cost or availability of raw materials;
- Our business could be adversely affected because of risks which are particular to international operations;
- Our business could be adversely affected by currency fluctuations in our international operations;
- Our performance can fluctuate with the financial condition of the retail industry;
- Our business involves the potential for product recalls and product liability claims against us;
- Our failure to successfully protect our intellectual property rights could have a material adverse effect on our business;
- Our business could be adversely affected by complications resulting from our implementation of a new operating software system or other new computer technologies we install;
- We may not be able to implement successfully our restructuring projects;
- Certain of our employees are represented by labor unions;
- Our significant indebtedness could adversely affect our financial health;
- We will require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control;
- The indenture related to our 9¾% senior subordinated notes due 2012 and our senior credit facility contain various covenants which limit our management's discretion in the operation of our business; and
- Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosures About Market Risk

In general, business enterprises can be exposed to market risks including fluctuations in commodity prices, foreign currency values, and interest rates that can affect the cost of operating, investing, and financing. The Company's exposures to these risks are low. The Company's plastic consumables business purchases resin from regular commercial sources of supply and, in most cases, multiple sources. The supply and demand for plastic resins is subject to cyclical and other market factors. With many of our external customers, we have the ability to pass through price increases with an increase in our selling price and certain of our external customers purchase the resin used in products we manufacture for them. This pass-through pricing is not applicable to plastic cutlery, which we supply to our branded consumables segment. Plastic cutlery is principally made of polystyrene and for each $0.01 change in the price of polystyrene the material cost in our plastics consumables segment will change by approximately $0.5 million per annum. The Company's zinc business has sales arrangements with a majority of its customers such that sales are priced either based upon supply contracts that provide for fluctuations in the price of zinc to be passed on to the customer or are conducted on a tolling basis whereby customers supply zinc to the Company for processing. Such arrangements as well as the zinc business utilizing forward buy contracts reduce the exposure of this business to changes in the price of zinc.

The Company, from time to time, invests in short-term financial instruments with original maturities usually less than fifty days.

The Company is exposed to short-term interest rate variations with respect to Eurodollar or Base Rate on certain of its term and revolving debt obligations and six month LIBOR in arrears on certain of its interest rate swaps. The spreads on the interest rate swaps range from 523 to 528 basis points. Settlements on the interest rate swaps are made on May 1 and November 1. The Company is exposed to credit loss in the event of non-performance by the other party to its current existing swaps, a large financial institution. However, the Company does not anticipate non-performance by the other party.

Changes in Eurodollar or LIBOR interest rates would affect the earnings of the Company either positively or negatively depending on the direction of the change. Assuming that Eurodollar and LIBOR rates each increased 100 basis points over period end rates on the outstanding term debt and interest rate swaps, the Company's interest expense would have increased by approximately $3.3 million, $2.0 million and $0.8 million for 2004, 2003 and 2002, respectively. The amount was determined by considering the impact of the hypothetical interest rates on the Company's borrowing cost, short-term investment rates, interest rate swaps and estimated cash flow. Actual changes in rates may differ from the assumptions used in computing this exposure.

The Company does not invest or trade in any significant derivative financial or commodity instruments, nor does it invest in any foreign financial instruments.

NYSE Corporate Governance Disclosure

Jarden Corporation filed as exhibits to its 2004 Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 certifications regarding the quality of Jarden's public disclosure. The 2003 Annual CEO Certification of Jarden Corporation required pursuant to NYSE Corporate Governance Standards Section 303A.12(a) that the CEO was not aware of any violation by the Company of NYSE's Corporate Governance listing standards was submitted to the NYSE.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.*

Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2004.

On June 28, 2004, the Company acquired approximately 75.4% of the issued and outstanding stock of Bicycle Holding, Inc., including its wholly owned subsidiary United States Playing Card Company (collectively "USPC"), and acquired the remaining 24.6% pursuant to a put/call agreement on October 4, 2004. The Company has excluded from its assessment of and conclusion on the effectiveness of internal control over financial reporting, USPC's internal controls over financial reporting. For the year ended December 31, 2004, USPC accounted for 10.5% of the Company's total net sales. As of December 31, 2004, USPC accounted for 7.5% of the Company's total assets, excluding $225.3 million of goodwill and other intangible asset amounts that were recorded in connection with the acquisition of USPC.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Jarden Corporation

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Jarden Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Bicycle Holding, Inc., including its wholly owned subsidiary United States Playing Card Company (collectively "USPC"), which is included in the 2004 consolidated financial statements of the Company and constituted 7.5% of total assets, excluding $225.3 million of goodwill and other intangible asset amounts recorded in connection with the acquisition of USPC, as of December 31, 2004, and 10.5% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of USPC.

In our opinion, management's assessment that Jarden Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Jarden Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

Report of Independent Registered Public Accounting Firm
(cont'd)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jarden Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 1, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
March 1, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Jarden Corporation

We have audited the accompanying consolidated balance sheets of Jarden Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jarden Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Jarden Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

New York, New York
March 1, 2005

Jarden Corporation
Consolidated Statements of Income
(in thousands, except per share amounts)

	Year ended December 31,		
	2004	2003	2002
Net sales	$838,609	$587,657	$367,104
Costs and expenses:			
Cost of sales	563,210	374,614	223,663
Selling, general and administrative expenses	146,901	119,760	78,332
Restricted stock charges	32,415	21,833	—
Operating earnings	96,083	71,450	65,109
Interest expense, net	27,608	19,184	12,611
Income before taxes	68,475	52,266	52,498
Income tax provision	26,041	20,488	16,189
Net income	$ 42,434	$ 31,778	$ 36,309
Basic earnings per share	$ 1.55	$ 1.40	$ 1.74
Diluted earnings per share	$ 1.49	$ 1.35	$ 1.68
Weighted average shares outstanding:			
Basic	27,353	22,663	20,910
Diluted	28,455	23,531	21,588

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Balance Sheets
(in thousands, except per share amounts)

	December 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 20,665	$ 125,400
Accounts receivable, net of allowances of $14,149 and $11,880, respectively	127,468	92,777
Income taxes receivable	1,135	913
Inventories, net	154,180	105,573
Deferred taxes on income	19,801	14,071
Prepaid expenses and other current assets	11,813	8,385
Total current assets	335,062	347,119
Non-current assets:		
Property, plant and equipment, at cost		
Land	3,395	2,070
Buildings	33,793	31,642
Machinery and equipment	172,685	155,111
	209,873	188,823
Accumulated depreciation	(124,444)	(109,704)
	85,429	79,119
Goodwill	467,594	236,413
Other intangible assets, net	134,789	79,413
Other assets	19,507	17,610
Total assets	$1,042,381	$ 759,674
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt and current portion of long-term debt	$ 16,951	$ 17,512
Accounts payable	48,910	34,211
Accrued salaries, wages and employee benefits	15,682	15,879
Deferred consideration for acquisitions	28,995	2,833
Other current liabilities	43,153	34,645
Total current liabilities	153,691	105,080
Non-current liabilities:		
Long-term debt	470,500	369,870
Deferred taxes on income	41,041	17,127
Other non-current liabilities	43,198	17,692
Total non-current liabilities	554,739	404,689
Commitments and contingencies	—	—
Stockholders' equity:		
Common stock ($.01 par value, 50,000 shares authorized, 28,720 and 28,720 shares issued and 28,292 and 27,007 shares outstanding at December 31, 2004 and 2003, respectively)	287	287
Additional paid-in capital	193,004	165,056
Retained earnings	143,245	100,811
Accumulated other comprehensive income	4,068	308
Less: treasury stock (428 and 1,713 shares, at cost, at December 31, 2004 and 2003, respectively)	(6,653)	(16,557)
Total stockholders' equity	333,951	249,905
Total liabilities and stockholders' equity	$1,042,381	$ 759,674

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,		
	2004	2003	2002
Cash flows from operating activities			
Net income	$ 42,434	$ 31,778	$ 36,309
Reconciliation of net income to net cash provided by operating activities:			
Depreciation	17,698	14,188	9,412
Amortization	1,477	857	589
Deferred income taxes	7,241	6,674	8,039
Deferred employee benefits	1,395	988	383
Non-cash compensation	32,455	21,899	587
Non-cash interest expense	1,487	996	1,607
Other, net	714	577	2,923
Changes in working capital components, net of effects from acquisitions:			
Accounts receivable	(9,939)	(16,944)	(12,076)
Income tax refunds	1,134	379	38,578
Inventories	(26,343)	4,994	(15,118)
Accounts payable	7,514	6,439	10
Accrued salaries, wages and employee benefits	(6,282)	(710)	1,689
Other current assets and liabilities	(570)	1,706	(1,919)
Net cash provided by operating activities	70,415	73,821	71,013
Cash flows from financing activities			
Proceeds from revolving credit borrowings	72,250	78,000	25,200
Payments on revolving credit borrowings	(72,254)	(78,000)	(34,600)
Proceeds from bond issuance	—	31,950	147,654
Payments on long-term debt	(13,684)	(7,941)	(77,975)
Payment on seller note	(5,400)	(10,000)	—
Debt issue and amendment costs	(2,252)	(5,913)	(7,467)
Proceeds from issuance of senior debt	116,000	160,000	50,000
Proceeds from recouponing of interest rate swap	—	2,231	4,400
Proceeds from issuance of common stock, net of underwriting fees and related expenses	—	112,258	—
Other	3,406	2,211	4,335
Net cash provided by financing activities	98,066	284,796	111,547
Cash flows from investing activities			
Additions to property, plant and equipment	(10,761)	(12,822)	(9,277)
Acquisitions of businesses, net of cash acquired of $4,287 and $6,685 in 2004 and 2003, respectively	(258,008)	(277,259)	(121,065)
Deal related costs incurred prior to the consummation of transaction	(3,976)	(23)	(1,462)
Purchase of intangible assets	(523)	—	(2,000)
Proceeds from divestitures of assets and product lines	—	—	1,600
Other, net	49	108	47
Net cash used in investing activities	(273,216)	(289,996)	(132,157)
Net (decrease) increase in cash	(104,735)	68,621	50,403
Cash and cash equivalents, beginning of year	125,400	56,779	6,376
Cash and cash equivalents, end of year	$ 20,665	$ 125,400	$ 56,779

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Loans Receivable	Accumulated Other Comprehensive (Loss) Income		
	Shares	Amount	Shares	Amount				Cumulative Translation Adjustment	Interest Rate Swaps	Minimum Pension Liability
Balance, December 31, 2001	23,890	$239	(4,695)	$(37,586)	$ 41,614	$ 32,724	$ —	$ (941)	$(524)	$ (397)
Net income	—	—	—	—	—	36,309	—	—	—	—
Stock options exercised and stock Plan purchases	2,324	—	—	—	9,261	—	—	—	—	—
Shares issued for non-cash compensation	45	—	—	—	587	—	—	—	—	—
Shares reissued from treasury	(2,369)	—	2,369	19,742	(19,742)	—	—	—	—	—
Shares tendered for stock options and taxes	—	—	(6)	(88)	—	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	191	—	—
Tax benefit related to stock option exercises	—	—	—	—	2,276	—	—	—	—	—
Loans to executive officers and accrued interest thereon	—	—	—	—	—	—	(5,109)	—	—	—
Interest rate swap maturity	—	—	—	—	—	—	—	—	524	—
Minimum pension liability	—	—	—	—	—	—	—	—	—	(2,316)
Balance, December 31, 2002	23,890	239	(2,332)	(17,932)	33,996	69,033	(5,109)	(750)	—	(2,713)
Net income	—	—	—	—	—	31,778	—	—	—	—
Proceeds from issuance of common stock	4,830	48	—	—	112,210	—	—	—	—	—
Restricted stock awards, stock options exercised and stock plan purchases	623	—	—	—	2,270	—	—	—	—	—
Shares reissued from treasury	(884)	—	884	6,610	(6,610)	—	—	—	—	—
Restricted stock awards canceled and shares tendered for stock options and taxes	—	—	(4)	(60)	—	—	—	—	—	—
Non cash compensation charges	—	—	—	—	21,899	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	4,009	—	—
Tax benefit related to stock option exercises	—	—	—	—	1,291	—	—	—	—	—
Repayment of executive officers loans and accrued interest	261	—	(261)	(5,175)	—	—	5,109	—	—	—
Interest rate swap unrealized loss	—	—	—	—	—	—	—	—	(57)	—
Minimum pension liability	—	—	—	—	—	—	—	—	—	(181)
Balance, December 31, 2003	28,720	287	(1,713)	(16,557)	165,056	100,811	—	3,259	(57)	(2,894)
Net income	—	—	—	—	—	42,434	—	—	—	—
Restricted stock awards, stock options exercised and stock plan purchases	1,293	—	—	—	3,506	—	—	—	—	—
Shares reissued from treasury	(1,293)	—	1,293	10,005	(10,005)	—	—	—	—	—
Restricted stock awards canceled and shares tendered for stock options and taxes	—	—	(8)	(101)	—	—	—	—	—	—
Non cash compensation charges	—	—	—	—	32,455	—	—	—	—	—
Cumulative translation adjustment	—	—	—	—	—	—	—	3,480	—	—
Tax benefit related to stock option exercises	—	—	—	—	1,992	—	—	—	—	—
Interest rate swap unrealized loss	—	—	—	—	—	—	—	—	(472)	—
Minimum pension liability	—	—	—	—	—	—	—	—	—	752
Balance, December 31, 2004	28,720	$287	(428)	$ (6,653)	$193,004	$143,245	$ —	$6,739	$(529)	$(2,142)

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Consolidated Statements of Comprehensive Income
(in thousands)

	Year ended December 31,		
	2004	2003	2002
Net income	$42,434	$31,778	$36,309
Foreign currency translation	3,480	4,009	191
Interest rate swap unrealized (loss) gain:			
Change during period	(472)	(57)	—
Maturity of interest rate swap	—	—	524
Minimum pension liability	752	(181)	(2,316)
Comprehensive income	$46,194	$35,549	$34,708

The accompanying notes are an integral part of the consolidated financial statements.

Jarden Corporation
Notes to Consolidated Financial Statements
December 31, 2004

1. Significant Accounting Policies

Basis of Presentation

The Company is a leading provider of market-leading branded consumer products used in and around the home marketed under well-known brand names including Ball®, Bee®, Bicycle®, Crawford®, Diamond®, FoodSaver®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke®, Loew-Cornell® and VillaWare. As a result of the acquisition of American Household, Inc. ("AHI") on January 24, 2005 ("AHI Acquisition") (see Note 19) the Company also sells global consumer products through such brands as Campingaz®, Coleman®, First Alert®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam® brands. See Business Segment Information (Note 5) for a discussion of the Company's products.

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the accounts of Jarden Corporation and its subsidiaries ("Company"). All significant intercompany transactions and balances have been eliminated upon consolidation.

On a stand-alone basis, without the consolidation of its subsidiaries, the Company has no independent assets or operations. The guarantees by its subsidiaries of the 9¾% senior subordinated notes ("Notes"), which are discussed in Note 8, are full and unconditional and joint and several. The subsidiaries that are not guarantors of the Notes are minor. There are no significant restrictions on the Company's or the guarantors' ability to obtain funds from their respective subsidiaries by dividend or loan.

Certain reclassifications have been made in the Company's financial statements of prior years to conform to the current year presentation. These reclassifications have no impact on previously reported net income.

Use of Estimates

The preparation of the consolidated financial statements in accordance with generally accepted principles in the United States requires estimates and assumptions that affect amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Revenue Recognition

The Company recognizes revenue when title transfers. In most cases, title transfers at the time product is shipped to customers. The Company allows customers to return defective or damaged products as well as certain other products for credit, replacement, or exchange. Revenue is recognized as the net amount to be received after deducting estimated amounts for product returns, discounts, and allowances. The Company estimates future product returns based upon historical return rates and its judgment.

Distribution Costs

Distribution costs, including the costs of shipping and handling, are included in Cost of Sales in the Consolidated Statements of Income.

Prepaid Media and Advertising Costs

Direct advertising costs (primarily media expenses) related to infomercial sales are recorded as prepaid assets when paid in advance. The expense is recognized when the infomercial is aired. All production expenses related to the infomercials are expensed upon the first showing of the infomercial. The Company's other advertising costs, consisting primarily of ad demo and cooperative advertising, media placement and promotions, are expensed as incurred. The Company incurred advertising costs in the approximate amounts of $24.0 million, $25.9 million and $17.8 million for the years 2004, 2003 and 2002, respectively. Amounts of $0.4 million and $0.5 million were included in the Company's Prepaid Expenses and Other Current Assets in the Consolidated Balance Sheet as of December 31, 2004 and 2003, respectively.

Cash and Cash Equivalents

Cash equivalents include financial investments with a maturity of three months or less when purchased.

Accounts Receivable

The Company provides credit, in the normal course of business, to its customers. The Company maintains an allowance for doubtful customer accounts for estimated losses that may result from the inability of the Company's customers to make required payments. That estimate is based on a variety of factors, including historical collection experience, current economic and market conditions, and a review of the current status of each customer's trade accounts receivable. The Company charges actual losses when incurred to this allowance.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance and repair costs are charged to expense as incurred, and expenditures that extend the useful lives of the assets are capitalized. The Company reviews property, plant and equipment for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest cost.

Depreciation

Depreciation is calculated on the straight-line basis in amounts sufficient to amortize the cost of the assets over their estimated useful lives (buildings – 30 to 50 years; machinery and equipment – 3 to 20 years).

Intangible Assets

Intangible assets consist principally of goodwill and intangible assets recorded in connection with brand names and manufacturing processes expertise. Goodwill represents the excess of the purchase prices of acquired businesses over the estimated fair values of the net assets acquired. The Company's goodwill and intangible assets that are deemed to have indefinite lives are no longer amortized under current accounting guidance but are subject to annual impairment tests. Other intangible assets are amortized over their useful lives and are evaluated for impairment whenever events or circumstances indicate that carrying amounts may not be recoverable through future undiscounted cash flows, excluding interest costs. If facts or circumstances suggest that the Company's intangible assets are impaired, the Company assesses the fair value of the intangible assets and reduces them to an amount that results in book value approximating fair value.

Taxes on Income

Deferred taxes are provided for differences between the financial statement and tax basis of assets and liabilities using enacted tax rates. The Company established a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences in a prior year, as it was more likely than not that these would not be fully utilized in the available carryforward period. A portion of this valuation allowance remained as of December 31, 2004 and 2003 (see Note 9).

Fair Value and Credit Risk of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued liabilities approximate their fair market values due to the short-term maturities of these instruments. The fair market value of the Company's senior subordinated notes was determined based on quoted market prices (see Note 8). The fair market value of the Company's other long-term debt was estimated using rates currently available to the Company for debt with similar terms and maturities (see Note 8).

The Company enters into interest rate swaps to manage interest rate exposures. The Company designates the interest rate swaps as hedges of underlying debt. Interest expense is adjusted to include the payment made or received under the swap agreements. The fair market value of the swap agreements was estimated based on the current market value of similar instruments (see Note 15).

Financial instruments that potentially subject the Company to credit risk consist primarily of trade receivables and interest-bearing investments. Trade receivable credit risk is limited due to the diversity of the Company's customers and the Company's ongoing credit review procedures. Collateral for trade receivables is generally not required. The Company places its interest-bearing cash equivalents with major financial institutions.

Stock Options

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based methods of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As allowed for by both SFAS No. 148 and SFAS No. 123, the Company accounts for the issuance of stock options using the intrinsic value method in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations ("APB 25"). Generally for the Company's stock option plans, no compensation cost is recognized in the Consolidated Statements of Income because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant (see Note 2).

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated:

	Year Ended December 31,		
(thousands of dollars, except per share amounts)	2004	2003	2002
Net income, as reported	$42,434	$31,778	$36,309
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	2,795	2,042	1,037
Pro forma net income	$39,639	$29,736	$35,272
Basic earnings per share:			
As reported	$ 1.55	$ 1.40	$ 1.74
Pro forma	1.45	1.31	1.69
Diluted earnings per share:			
As reported	$ 1.49	$ 1.35	$ 1.68
Pro forma	1.39	1.26	1.63

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: no dividend yield for all years, expected volatility of 32, 37 and 44 percent, risk-free interest rates of 2.8, 1.6 and 2.0 percent and expected lives of 7.6, 7.6 and 7.5 years. The average fair value of each option granted in 2004, 2003 and 2002 was $14.36, $9.11 and $6.19, respectively.

2. Adoption of New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 123 (revised 2004) ("Statement 123 (R)"), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123 (R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123 (R) is similar to the approach described in Statement 123. However, Statement 123 (R) requires all shared-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123 (R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt Statement 123 (R) on July 1, 2005.

Statement 123 (R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123 (R) for all share–based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123 (R) that remain unvested on the effective date; or

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123 (R) using the modified-prospective method.

As permitted by Statement 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123 (R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of the adoption of Statement 123 (R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123 (R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the Company's consolidated financial statements. Statement 123 (R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were approximately $2.0 million, $1.3 million, and $2.3 million in 2004, 2003 and 2002, respectively.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 requires the exclusion of certain costs from inventories and the allocation of fixed production overheads to inventories to be based on normal capacity of the production facilities. The provisions of SFAS 151 are effective for costs incurred during fiscal years beginning after June 15, 2005. Earlier adoption is permitted for inventory costs incurred during fiscal years beginning after the issuance date of SFAS 151. The Company is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated financial statements but does not expect SFAS 151 to have a material effect.

Effective December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Prescription Drug Act) was signed into law. This act provides for a prescription drug benefit under Medicare (Part D) as well as a federal subsidy to sponsors of retiree health care benefits plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company's defined benefit postretirement health care plans provide prescription drug benefits (see Note 10).

In January 2004, The FASB issued FASB Staff Position ("FSP") No. 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-1"). FSP 106-1 permits a sponsor of a postretirement healthcare plan that provides a prescription benefit to elect a one-time deferral of the recognition of the effects of the Medicare Prescription Drug Act in accounting for its plan under SFAS No. 106 and in providing disclosures related to the plan required by Statement No. 132. The FASB allowed the one-time deferral due to the accounting issues raised by the Medicare Prescription Drug Act—in particular, the accounting for federal subsidy that is not explicitly addressed in Statement No. 106—and due to the fact the uncertainties exist as to the direct effects on the Medicare Prescription Drug Act and its ancillary effects on plan participants. As permitted by FSP 106-1, the Company made a one-time election to defer accounting for the effect of the Medicare Prescription Drug Act and, as a result, the amounts included in the Company's Consolidated Financial Statements do not reflect the effects of the Medicare Prescription Drug Act.

In May 2004, the FASB issued FSP No. 106-2 (FSP 106-2, which superseded FASP 106-1). FSP 106-2 provides authoritative guidance on the accounting for the federal subsidy and specifies the disclosure requirements for employers who have adopted FSP 106-2. Detailed regulations necessary to implement the Medicare Prescription Drug Act have not been issued, including those that would specify the manner in which actuarial equivalency must be determined, the evidence required to demonstrate actuarial equivalency, and the documentation requirements necessary to be entitled to the subsidy. FSP 106-2 is effective for the Company's first quarter of 2005. The Company does not currently believe that the adoption of FSP 106-2 will have a material impact on the Company's consolidated financial statements. Final authoritative guidance could require the Company to change this assessment.

3. Acquisitions

2004 Activity

On June 28, 2004, the Company acquired approximately 75.4% of the issued and outstanding stock of Bicycle Holding, Inc., including its wholly owned subsidiary United States Playing Card Company (collectively "USPC" and "USPC Acquisition"), and subsequently acquired the remaining 24.6% pursuant to a put/call agreement ("Put/Call Agreement") on October 4, 2004. USPC is a manufacturer and distributor of playing cards and related games and accessories. USPC's portfolio of owned brands includes Aviator®, Bee®, Bicycle® and Hoyle®. In addition, USPC has an extensive list of licensed brands, including Disney®, Harley-Davidson®, Mattel®, NASCAR® and World Poker Tour™.

USPC's international holdings include Naipes Heraclio Fournier, S.A., a leading playing card manufacturer in Europe. The aggregate purchase price was approximately $237.9 million, including transaction expenses and deferred consideration amounts. The cash portion of the purchase price funded on June 28, 2004, was financed using a combination of cash on hand, new debt financing (see Note 8) and borrowings under the Company's existing revolving credit facility. The cash portion of the October 4, 2004, exercise of the Put/Call Agreement was funded by a combination of cash on hand and revolving borrowings under the Company's senior credit facility (see Note 8).

As of December 31, 2004, in connection with the USPC Acquisition, the Company accrued approximately $20 million of deferred consideration for purposes of guaranteeing potential indemnification liabilities of the sellers, of which $10 million is included as Deferred Consideration for Acquisitions on the Consolidated Balance Sheet. The remaining $10 million is included in Other Non-current Liabilities on the Consolidated Balance Sheet. The holdback amount is secured by a stand-by letter of credit under the Company's senior credit facility (see Note 8).

The Company also accrued approximately $3.0 million for a planned and ongoing restructuring related to USPC. In addition, the USPC Acquisition includes an earn-out provision with a potential payment in cash of up to $2 million and an additional potential payment of up to $8 million (for a potential total of up to $10 million) in either cash or Company common stock, at the Company's sole discretion, payable in 2007, provided that certain earnings performance targets are met. If paid, the Company expects to capitalize the cost of the earn-out. USPC is included in the branded consumables segment from June 28, 2004.

During the first quarter of 2004, the Company completed the tuck-in acquisition of Loew-Cornell, Inc. ("Loew-Cornell" and "Loew-Cornell Acquisition"). Loew-Cornell is a leading marketer and distributor of paintbrushes and other arts and crafts products. The Loew-Cornell Acquisition includes an earn-out provision with a payment in cash or our common stock, at the Company's sole discretion, based on earnings performance targets. As of December 31, 2004, the outcome of the contingent earn-out is not determinable beyond a reasonable doubt. Therefore, only the prepayment of the contingent consideration ($0.5 million to be paid in equal installments during 2005 and 2006) has been recorded as part of the Deferred Considerations for Acquisitions amount in the Consolidated Balance Sheet. Loew-Cornell is included in the branded consumables segment from March 18, 2004.

2003 Activity

On September 2, 2003, the Company acquired all of the issued and outstanding stock of Lehigh Consumer Products Corporation and its subsidiary ("Lehigh" and the "Lehigh Acquisition"). Lehigh is a leading supplier of rope, cord and twine for the U.S. consumer marketplace and a leader in innovative storage and organization products and workshop accessories for the home and garage as well as in the security screen door and ornamental metal fencing market. The purchase price of this transaction was approximately $157.5 million, including transaction expenses. Additionally, the Lehigh Acquisition includes a contingent consideration provision with a potential payment in cash or the Company's common stock, at the Company's sole discretion, of up to $25 million payable in 2006, provided that certain earnings performance targets are met. Since this consideration is not payable beyond a reasonable doubt, no amount has been accrued in the Consolidated Balance Sheet as of December 31, 2004. Lehigh is included in the branded consumables segment from September 2, 2003 (see Note 5).

On February 7, 2003, the Company completed its acquisition of the business of Diamond Brands International, Inc. and its subsidiaries ("Diamond Brands" and the "Diamond Acquisition"), a manufacturer and distributor of niche household products, including clothespins, kitchen matches, plastic cutlery and toothpicks under the Diamond® and Forster® trademarks. The purchase price of this transaction was approximately $91.5 million, including transaction expenses. The acquired plastic manufacturing operation is included in the plastic consumables segment from February 1, 2003, and the acquired wood manufacturing operation and branded product distribution business is included in the branded consumables segment from February 1, 2003 (see Note 5).

The Company also completed two tuck-in acquisitions in 2003. In the fourth quarter of 2003, the Company completed its acquisition of the VillaWare Manufacturing Company ("VillaWare"). VillaWare's results are included in the consumer solutions segment from October 3, 2003. In the second quarter of 2003, the Company completed its acquisition of O.W.D., Incorporated and Tupper Lake Plastics, Incorporated (collectively "OWD"). The branded product distribution operation acquired in the acquisition of OWD is included in the branded consumables segment from April 1, 2003. The plastic manufacturing operation acquired in the acquisition of OWD is included in the plastic consumables segment from April 1, 2003 (see Note 5).

2002 Activity

On April 24, 2002, the Company completed its acquisition of the business of Tilia International, Inc. and its subsidiaries ("Tilia" and the "Tilia Acquisition"). Pursuant to the Tilia Acquisition, the Company acquired Tilia for approximately $145 million in cash and $15 million in seller debt financing (repaid in 2004 and 2003, see Note 8). In addition, the Tilia Acquisition includes an earn-out provision with a potential payment in cash or Company common stock, at the Company's sole discretion, provided that certain earnings performance targets are met. At December 31, 2004, the Company estimated that the earn-out payment, payable in the second quarter of 2005, could be approximately $17.3 million and has accrued this amount in Deferred Consideration for Acquisitions in the Consolidated Balance Sheet. The Company has capitalized this earn-out accrual. The goodwill balance relating to the Tilia Acquisition includes the effect of foreign currency translations since the date of acquisition (see Note 7). Tilia is included in the consumer solutions segment from April 1, 2002 (see Note 5).

Acquisition Disclosures

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the respective effective dates of acquisition:

(millions of dollars)	Tilia (April 1, 2002)	Diamond Brands (Feb. 1, 2003)	Lehigh (Sept. 2, 2003)	USPC (June 28, 2004)
Current assets	$ 65.1	$ 24.7	$ 47.0	$ 48.2
Property, plant and equipment	2.4	20.2	9.3	15.4
Trademark	50.9	13.8	3.4	50.0
Other intangibles	5.5	—	—	1.1
Other non-current assets	—	—	—	5.6
Total assets acquired	123.9	58.7	59.7	120.3
Current liabilities	(19.3)	(9.4)	(11.4)	(25.0)
Long-term liabilities	(0.7)	(0.9)	—	(31.8)
Total liabilities assumed	(20.0)	(10.3)	(11.4)	(56.8)
Net assets acquired	103.9	48.4	48.3	63.5
Purchase price	163.3	91.5	157.5	237.9
Goodwill recorded	$ 59.4	$ 43.1	$109.2	$174.4

Certain balances recorded in connection with the USPC Acquisition are preliminary and when finalized within one year of the respective date of acquisition may result in changes to the intangible balances shown above.

The 2004, 2003 and 2002 acquisitions discussed above were all entered into as part of the Company's strategy of acquiring branded consumer products businesses with leading market positions in niche markets for products used in and around the home.

In connection with the Loew-Cornell Acquisition, the Company recorded approximately $30.2 million to goodwill and $4.6 million to trademarks. In connection with the two 2003 tuck-in acquisitions discussed above, the Company recorded an aggregate of approximately $14.0 million to goodwill and $5.0 million to trademarks.

The aggregate of these three tuck-in acquisitions did not have a material effect on the Company's results of operations for the years ended December 31, 2004 or 2003 and are therefore not included in the pro forma financial information presented herein (see Note 4).

The goodwill and other intangibles amounts recorded in connection with the Company's acquisitions are discussed in detail in Note 7.

4. Pro Forma Financial Information

The following unaudited pro forma financial information includes the actual reported results of the Company, as well as giving effect to the USPC Acquisition, the Lehigh Acquisition and the Diamond Acquisition (as described in Note 3 above) with the related financings as if they had been consummated as of the beginning of the earliest period presented. The unaudited pro forma information does not give effect to the AHI Acquisition completed in January 2005 (see Note 19). The pro forma information for the year ended December 31, 2003, includes $1.5 million of reorganization expenses incurred by Diamond Brands prior to February 7, 2003, and includes a non-cash restricted stock charge of approximately $21.8 million and related tax benefit. The pro forma information for the year ended December 31, 2004, includes a non-cash restricted stock charge of approximately $32.4 million and related tax benefit:

(thousands of dollars, except per share data)	Year Ended December 31,	
	2004	**2003**
Net sales	$901,788	$809,086
Operating income	109,474	113,307
Net income	48,749	50,479
Diluted earnings per share	1.71	1.86

5. Business Segment Information

The Company reports four business segments: branded consumables, consumer solutions, plastic consumables and other.

In the branded consumables segment, the Company markets, distributes and in certain cases manufactures a broad line of branded products that includes arts and crafts paintbrushes, children's card games, clothespins, collectible tins, food preparation kits, home canning jars, jar closures, kitchen matches, other craft items, plastic cutlery, playing cards and card accessories, rope, cord and twine, storage and workshop accessories, toothpicks and other accessories marketed under the Aviator®, Ball®, Bee®, Bernardin®, Bicycle®, Crawford®, Diamond®, Forster®, Hoyle®, Kerr®, Lehigh®, Leslie-Locke® and Loew-Cornell® brand names, among others. As discussed in Note 3, the Diamond Brands wood manufacturing operation and branded product distribution business, the Lehigh home improvement business and the USPC playing cards and related accessories business have been included in the branded consumables segment effective February 1, 2003, September 2, 2003 and June 28, 2004, respectively.

In the consumer solutions segment, which was created upon the acquisition of Tilia in April 2002, the Company sources, markets and distributes an array of innovative kitchen products under the market leading FoodSaver® brand name, as well as the VillaWare® brand name.

The plastic consumables segment manufactures, markets and distributes a wide variety of consumer and medical plastic products, including products sold to retailers by the Company's branded consumables segment (plastic cutlery) and consumer solutions segment (containers).

Jarden Corporation
Notes to Consolidated Financial Statements (cont'd)
December 31, 2004

Net sales, operating earnings, capital expenditures, depreciation and amortization, and assets employed in operations by segment are summarized as follows:

(thousands of dollars)	Year Ended December 31,		
	2004	2003	2002
Net sales:			
Branded consumables (1)	$473,073	$257,869	$111,240
Consumer solutions (2)	222,185	216,123	145,316
Plastic consumables (3)	128,115	109,056	70,578
Other	67,486	42,802	41,034
Intercompany (4)	(52,250)	(38,193)	(1,064)
Total net sales	$838,609	$587,657	$367,104
Operating earnings:			
Branded consumables (1)	$ 75,685	$ 36,521	$ 17,984
Consumer solutions (2)	37,021	42,550	31,672
Plastic consumables (3)	6,689	9,551	9,088
Other	9,017	5,531	6,366
Intercompany	86	(870)	(1)
Unallocated corporate expenses (5)	(32,415)	(21,833)	—
Total operating income	96,083	71,450	65,109
Interest expense, net	27,608	19,184	12,611
Income before taxes	$ 68,475	$ 52,266	$ 52,498
Capital expenditures:			
Branded consumables (1)	$ 4,103	$ 4,074	$ 3,547
Consumer solutions (2)	2,048	4,598	1,008
Plastic consumables (3)	3,759	2,484	3,392
Other	707	924	585
Corporate (6)	144	742	745
Total capital expenditures	$ 10,761	$ 12,822	$ 9,277
Depreciation and amortization:			
Branded consumables (1)	$ 6,343	$ 3,673	$ 1,878
Consumer solutions (2)	3,437	2,278	1,382
Plastic consumables (3)	7,391	6,859	4,435
Other	1,861	2,133	2,222
Corporate (6)	143	102	84
Total depreciation and amortization	$ 19,175	$ 15,045	$ 10,001

	As of December 31,	
	2004	2003
Assets employed in operations:		
Branded consumables (1)	$ 671,510	$310,451
Consumer solutions (2)	241,217	216,289
Plastic consumables (3)	56,402	62,623
Other	13,159	13,867
Corporate (6)	60,093	156,444
Total assets	$1,042,381	$759,674

(1) The USPC business, the Lehigh business and the Diamond Brands wood manufacturing operation and branded product distribution business are included in the branded consumables segment effective June 28, 2004, September 2, 2003 and February 1, 2003, respectively.
(2) The consumer solutions segment was created upon the purchase of Tilia, effective April 1, 2002.
(3) The Diamond Brands plastic manufacturing operation is included in the plastic consumables segment effective February 1, 2003.
(4) Intersegment sales are recorded at cost plus an agreed upon intercompany profit on intersegment sales.
(5) Unallocated corporate expenses are comprised of non-cash restricted stock charges of $32.4 million and $21.8 million in 2004 and 2003, respectively.
(6) Corporate assets primarily include cash and cash equivalents, amounts relating to benefit plans, deferred tax assets and corporate facilities and equipment.

Within the branded consumables segment are four product lines: kitchen products, home improvement products, playing card products and other specialty products. Kitchen products include food preparation kits, home canning and accessories, kitchen matches, plastic cutlery, straws and toothpicks. Home improvement products include rope, cord and twine, storage and organizational products for the home and garage and security door and fencing products. Playing card products include children's card games, collectible tins and playing card products. Other specialty products include arts and crafts paintbrushes, book and advertising matches, institutional plastic cutlery and sticks, laundry care products, lighters and fire starters, other craft items and other commercial products and puzzles.

Net sales of these products in 2004, 2003 and 2002 were as follows:

	Year ended December 31,		
(in millions)	2004	2003	2002
Kitchen products	$205.8	$194.4	$109.1
Home improvement products	138.1	41.0	—
Playing cards products	80.5	—	—
Other specialty products	48.7	22.5	2.1
Total branded consumables net sales	$473.1	$257.9	$111.2

One of the Company's customers (a customer to both the branded consumables and consumer solutions segments) accounted for 16.5%, 19.7% and 18.7% of its 2004, 2003 and 2002 net revenues, respectively. No other customer accounted for more than 10% of the Company's net revenues in any of the years presented.

The Company's sales are principally within the United States. Our international operations are mainly based in Canada, Spain, Mexico and the U.K. Export sales are also made to countries in Europe, Latin America, the Caribbean and the Pacific Rim. Net sales of the Company's products outside of North America were $43.8 million, $15.0 million and $7.3 million or on a percentage basis, 5.2%, 2.6% and 2.0%, in 2004, 2003 and 2002, respectively. Long-lived assets located outside of North America are not material.

6. Inventories

Inventories were comprised of the following:

(thousands of dollars)	As of December 31, 2004	2003
Raw materials and supplies	$ 20,580	$ 15,254
Work in process	10,874	6,653
Finished goods	122,726	83,666
Total inventories	$154,180	$105,573

7. Intangibles

As of December 31, 2004 and 2003, the Company recorded the following amounts for intangible assets by segment (the Company allocates intangible assets based on which segment the subsidiary that gave rise to the intangible asset is included in):

(in millions)	Branded Consumables	Consumer Solutions	Total
2004			
Intangible assets not subject to amortization:			
Goodwill	$376.6	$ 91.1	$467.7
Trademarks	73.9	56.1	130.0
Intangible assets not subject to amortization	450.5	147.2	597.7
Intangible assets subject to amortization:			
Non-compete agreement	1.1	—	1.1
Manufacturing processes and expertise	—	6.5	6.5
Accumulated amortization	(0.5)	(2.4)	(2.9)
Net amount of intangible assets subject to amortization	0.6	4.1	4.7
Total goodwill and other intangible assets	$451.1	$151.3	$602.4

Jarden Corporation
Notes to Consolidated Financial Statements (cont'd)
December 31, 2004

	Branded Consumables	Consumer Solutions	Total
2003			
Intangible assets not subject to amortization:			
Goodwill	$167.3	$ 69.1	$236.4
Trademarks	18.9	55.9	74.8
Intangible assets not subject to amortization	186.2	125.0	311.2
Intangible assets subject to amortization:			
Non-compete agreement	—	—	—
Manufacturing processes and expertise	—	6.0	6.0
Accumulated amortization	—	(1.4)	(1.4)
Net amount of intangible assets subject to amortization	—	4.6	4.6
Total goodwill and other intangible asset	$186.2	$129.6	$315.8

The only intangible assets which have finite lives and are currently subject to amortization are certain manufacturing processes and expertise within the consumer solutions segment, which are being amortized over a period of seven to eight years and two non-compete agreements within the branded consumables segment, which are being amortized over the life of their respective agreements. Amortization expense for the intangible assets which have finite lives in the aggregate amounts of $1.5 million, $0.8 million and $0.6 million was recorded in 2004, 2003 and 2002, respectively, and is included in Selling, General and Administrative expenses in the Consolidated Statements of Income.

The following table summarizes the changes to the carrying amounts of intangible asset not subject to amortization during the years ended December 31, 2004 and 2003:

(in millions)	Branded Consumables	Consumer Solutions	Total
Intangible assets not subject to amortization:			
Balance at December 31, 2002	$ 15.5	$113.2	$128.7
Acquired goodwill (see Note 3)	151.7	6.4	158.1
Acquired trademark (see Note 3)	19.0	3.0	22.0
Foreign currency translation adjustment	—	3.1	3.1
Purchase accounting adjustments to goodwill	—	(0.7)	(0.7)
Balance at December 31, 2003	186.2	125.0	311.2
Acquired goodwill (see Note 3)	204.6	—	204.6
Acquired trademark (see Note 3)	54.9	0.2	55.1
Contingent consideration	—	17.3	17.3
Foreign currency translation adjustment	—	1.3	1.3
Purchase accounting adjustments to goodwill	4.8	3.4	8.2
Balance at December 31, 2004	$450.5	$147.2	$597.7

The purchase accounting adjustments to goodwill in 2004 primarily relate to the finalization of preliminary working capital balances related to recent acquisitions. As described in Note 3 during 2004, the Company recorded to the goodwill balance in connection with the Tilia Acquisition, an estimated earn-out amount of $17.3 million.

The estimated amortization expense for each of the five succeeding fiscal years is as follows: $1.4 million in 2005; $1.0 million in 2006; $0.9 million in 2007; $0.9 million in 2008; and $0.3 million in 2009.

Approximately $226.9 million of the goodwill and other intangible assets recorded by the Company are not deductible for income tax purposes.

In accordance with SFAS No. 142, the Company performs annual impairment testing on its intangible assets. The Company performs this testing as of October 1 each year. During the years ended December 31, 2004, 2003 and 2002, the Company did not record goodwill amortization and did not experience any impairment losses.

8. Debt and Interest

Debt was comprised of the following:

(thousands of dollars)	As of December 31, 2004	2003
9¾% Senior Subordinated Notes	$179,871	$179,853
Term A	39,341	49,934
Term B	148,125	149,625
Term B Add-on	115,420	—
Other	1,524	5,420
Non-debt balances arising from interest rate swap activity	3,170	2,550
	487,451	387,382
Less current portion	(16,951)	(17,512)
Total long-term debt	$470,500	$369,870

2004 Activity

On June 28, 2004, in connection with its USPC Acquisition, the Company completed a $116 million add-on to its Term B loan facility ("Term B Add-on") under its Second Amended Credit Agreement. The proceeds from the Term B Add-on offering were used to partially fund the USPC Acquisition. The spread on the Term B Add-on is 2.25% over London Interbank Offered Rate ("LIBOR"). Additionally, under this Second Amended Credit Agreement, the spread on the Company's existing Term B loan facility was reduced from 2.75% over LIBOR to 2.25% over LIBOR.

The Second Amended Credit Agreement did not significantly change the restrictions on the conduct of the Company's business or the financial covenants required in the previous senior credit facility ("Amended Credit Agreement") (see "2003 Activity" below). The Second Amended Credit Agreement, which matures on April 24, 2008, also did not change the pricing and principal terms of the $70 million revolving credit facility.

As of December 31, 2004, other debt primarily consisted of $1.5 million of bank notes that are payable in equal quarterly installments through April 2007 with rates of interest at Euro Interbank Offered Rate plus 1.00%. In April 2004, the Company repaid the remaining seller debt financing incurred in connection with a 2002 acquisition, which included both principal and accrued interest thereon, in the amount of approximately $5.4 million.

2003 Activity

In connection with the Lehigh Acquisition (see Note 3), the Company's Amended Credit Agreement, amended and restated in 2003, provided for up to $280 million of senior secured loans, consisting of a $70 million revolving credit facility, a $60 million term loan facility ("Term A") and a second term loan facility for $150 million ("Term B"). The second term loan facility bears interest at a rate equal to (i) the Eurodollar Rate (as determined by the Administrative Agent) pursuant to an agreed formula or (ii) a Base Rate equal to the higher of (a) the Bank of America prime rate and (b) the federal funds rate plus 0.50%, plus, in each case, an applicable margin of 2.75% per annum for Eurodollar loans and 1.75% per annum for Base Rate loans. The pricing and principal of the revolving credit facility and the previously existing term loan did not change. On September 2, 2003, the Company drew down the full amount of Term B, which funds were used principally to pay the majority of the cash consideration for the Lehigh Acquisition. Our Amended Credit Agreement was scheduled to mature on April 24, 2008.

The Amended Credit Agreement contained certain restrictions on the conduct of the Company's business, including, among other things, restrictions, generally, on: incurring debt; disposing of certain assets; making investments; exceeding certain agreed-upon capital expenditures; creating or suffering liens; completing certain mergers; consolidations and sales of assets and with permitted exceptions; acquisitions; declaring dividends; redeeming or prepaying other debt; and certain transactions with affiliates. The Amended Credit Agreement also included financial covenants that required the Company to maintain certain leverage and fixed charge ratios and a minimum net worth.

On May 8, 2003, the Company issued an additional $30 million of Notes (bringing to a total $180 million of Notes issued and outstanding, including the 2002 issuance discussed below). The net proceeds of the offering were used to reduce the outstanding revolver balances under the Company's senior credit facility. The Notes were issued at a price of 106.5% of face value and the Company received approximately $32.0 million in gross proceeds from the issuance. As a result of an exchange offer completed on December 2, 2003, all of the Notes are governed by an indenture, dated as of April 24, 2002, as supplemented ("April 2002 Indenture"). Significant terms of the Notes and the indenture are discussed under "2002 Activity."

During 2003, a seller note in the principal amount of $10 million was repaid. For accounting purposes, the Company imputed an interest rate of 5% on the $10 million non-interest bearing note.

2002 Activity

In April 2002, in connection with the Tilia Acquisition, the Company made an offering of $150 million of Notes to qualified institutional buyers in a private placement pursuant to Rule 144A under the Securities Act of 1933.

The Notes were issued at a discount such that the Company received approximately $147.7 million in net proceeds. The Notes are scheduled to mature on May 1, 2012; however, on or after May 1, 2007, the Company can redeem all or part of the Notes at any time at a redemption price ranging from 100% to 104.875% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Prior to May 1, 2005, the Company can redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds from certain public equity offerings at a redemption price of 109.75% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. Interest on the Notes accrues at the rate of 9.75% per annum and is payable semi-annually in arrears on May 1 and November 1, with the first payment occurring on November 1, 2002. The April 2002 Indenture governing the Notes also contains certain restrictions on the conduct of the Company's business.

Prior to the Amended Credit Agreement, the Company's former credit agreement ("Old Credit Agreement") was due to mature on April 24, 2007. The revolving credit facility and the term loan facility bore interest at a rate equal to (i) the Eurodollar Rate pursuant to an agreed formula or (ii) a Base Rate equal to the higher of (a) the Bank of America prime rate and (b) the federal funds rate plus .50%, plus, in each case, an applicable margin ranging from 2.00% to 2.75% for Eurodollar Rate loans and from .75% to 1.50% for Base Rate loans. The Old Credit Agreement contained restrictions on the conduct of the Company's business similar to the restrictions under the Amended Credit Agreement. The Old Credit Agreement was replaced by the Amended Credit Agreement.

Until it was replaced by the Old Credit Agreement on April 24, 2002, our senior credit facility, as amended, provided for a revolving credit facility of $40 million and a term loan which amortized periodically as required by the terms of the agreement. Interest on borrowings under the term loan and the revolving credit facilities were based upon fixed increments over adjusted LIBOR or the agent bank's alternate borrowing rate as defined in the agreement. The agreement also required the payment of commitment fees on the unused balance. During the first quarter of 2002, approximately $38 million of tax refunds the Company received were used to repay a portion of the outstanding amounts under this credit facility.

Debt disclosures

As of December 31, 2004, the Notes traded at a premium, resulting in an estimated fair value, based upon quoted market prices, of approximately $198.5 million compared to the book value of $179.9 million.

As of December 31, 2004, the Company had $302.9 million outstanding under its term loan facilities and no amounts outstanding under the revolving credit facility of the Second Amended Credit Agreement. As of December 31, 2004, net availability under the revolving credit agreement was approximately $44.2 million, after deducting $25.8 million of issued letters of credit. As discussed in Note 3, the letters of credit outstanding include an amount of approximately $20.0 million securing the USPC holdback amount. The Company is required to pay commitment fees on the unused balance of the revolving credit facility. At December 31, 2004, the annual commitment fee on unused balances was 0.50%.

As of December 31, 2003, the Company had $199.6 million outstanding under the term loan facilities and no outstanding amounts under the revolving credit facility of the Amended Credit Agreement. Net availability under the revolving credit agreement was approximately $64.9 million as of December 31, 2003, after deducting $5.1 million of issued letters of credit.

The Company's long-term debt maturities, net of unamortized debt discounts/premiums, for the five years following December 31, 2004 and thereafter are as follows (in thousands):

Year ending December 31,	Amount
2005	$ 16,935
2006	19,773
2007	138,441
2008	129,200
2009	(16)
Thereafter	183,118
	$487,451

As of December 31, 2004 and 2003, the Company's long-term debt included approximately $3.2 million and $2.6 million, respectively, of non-debt balances arising from the interest rate swap transactions related to the Company's outstanding notes as described in Note 15. The 2004 non-debt balance is included in the "thereafter" balance above.

Because the interest rates applicable to the senior debt under the Second Amended Credit Agreement and the Amended Credit Agreement are based on floating rates identified by reference to market rates, the fair market value of the senior debt as of December 31, 2004 and 2003 approximated its carrying value.

During 2004 and 2003, the Company incurred costs in connection with the issuance of the Notes, Second Amended Credit Agreement, Amended Credit Agreement and Old Credit Agreement of approximately $2.3 million and $5.9 million, respectively. Such amounts are included in Other Assets on the Consolidated Balance Sheet and are being amortized over the respective terms of the debt.

Interest paid on the Company's borrowings during the years ended December 31, 2004, 2003 and 2002 was $26.1 million, $17.2 million and $10.5 million, respectively.

9. Taxes on Income

The components of the provision for income taxes attributable to continuing operations were as follows:

(thousands of dollars)	Year ended December 31,		
	2004	2003	2002
Current income tax expense:			
U.S. federal	$14,391	$ 9,842	$13,513
Foreign	1,904	676	692
State and local	2,120	2,466	2,813
Total	18,415	12,984	17,018
Deferred income tax expense (benefit):			
U.S. federal	6,536	6,485	(340)
State, local and other	121	602	(489)
Foreign	969	417	—
Total	7,626	7,504	(829)
Total income tax provision	$26,041	$20,488	$16,189

Foreign pre-tax income was $5.1 million, $3.2 million, and $1.8 million in 2004, 2003, and 2002, respectively.

Deferred tax (liabilities) assets are comprised of the following:

(thousands of dollars)	As of December 31, 2004	As of December 31, 2003
Property, equipment and intangibles	$(38,083)	$(14,682)
Other	(2,693)	(2,445)
Gross deferred tax liabilities	(40,776)	(17,127)
Net operating loss	3,426	2,726
Accounts receivable allowances	3,340	1,342
Inventory valuation	4,621	3,097
Compensation and benefits	5,036	3,961
Other	4,113	3,945
Gross deferred tax assets	20,536	15,071
Valuation allowance	(1,000)	(1,000)
Net deferred tax liability	$(21,240)	$ (3,056)

As of December 31, 2004, approximately $3.4 million of state and Canadian net operating loss carryforwards remain before the valuation allowance, of which $2.9 million and $0.5 million relate to net operating losses in the United States and Canada, respectively. Their use is limited to future taxable income of the Company. The carryforwards expire in the United States in 2021 and in Canada in 2008. The Company maintained a valuation allowance against a portion of the net tax benefit associated with all carryforwards and temporary differences at December 31, 2004, as it is more likely than not that these will not be fully utilized in the available carryforward period.

As a result of the losses arising from the sale of certain assets in 2001, the Company recovered in January 2002 approximately $15.7 million of federal income taxes paid in 1999 and 2000 by utilizing the carryback of a tax net operating loss generated in 2001. On March 9, 2002, The Job Creation and Workers Assistance Act of 2002 was enacted which provided, in part, for the carryback of 2001 net operating losses for five years instead of the previous two year period. As a result, the Company filed for an additional refund of $22.8 million, of which $22.2 million was received in March 2002 and the remainder was received in April 2002.

The difference between the federal statutory income tax rate and the Company's effective income tax rate as a percentage of income from continuing operations is reconciled as follows:

	Year ended December 31, 2004	2003	2002
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:			
State and local taxes, net	3.0	3.8	3.3
Foreign	0.3	(0.1)	—
Valuation allowance	—	—	(8.4)
Other	(0.3)	0.5	0.9
Effective income tax rate	38.0%	39.2%	30.8%

The American Jobs Creation Act of 2004 ("Act") introduced a special one-time dividends received deduction on the repatriation of certain foreign earnings to a United States taxpayer ("Repatriation Provision"), provided certain criteria are met. The Act provides an 85% dividends received deduction of certain foreign earnings that are repatriated (as defined in the Act) in either the enterprise's last tax year that began before October 22, 2004 ("the Enactment Date") or the first tax year that begins during the one-year period beginning on the Enactment Date. The Company has not completed its evaluation of the effects of the Repatriation Provision, although it does expect such evaluation to be completed by the third quarter of 2005. Since the Company has not completed its evaluation of the effects of such Repatriation Provision, the potential range of income tax effects of such Repatriation Provision cannot be reasonably estimated prior to the issuance of the Company's Consolidated Financial Statements. As a result, the Company has not provided United States income taxes on undistributed foreign earnings of approximately $13.5 million at December 31, 2004.

Total income tax payments made by the Company during the years ended December 31, 2004, 2003 and 2002 were $17.0 million, $11.2 million and $9.3 million, respectively.

10. Retirement and Other Employee Benefit Plans

The Company has certain defined contribution retirement plans that qualify under Section 401(k) of the Internal Revenue Code. The Company's contributions to these retirement plans were $3.1 million, $2.3 million and $1.6 million in the years ended December 31, 2004, 2003 and 2002, respectively.

The Company also maintains a defined benefit pension plan for certain of its hourly employees and provides certain postretirement medical and life insurance benefits for a portion of its employees. In 2004, in connection with the USPC Acquisition, the Company acquired both the plan assets and the benefit obligation on a defined benefit plan that covers all eligible non-union employees of USPC as well as the benefit obligation of a postretirement medical and life insurance plan for USPC. Additionally, in 2003, in connection with the Diamond Acquisition, the Company acquired both the plan assets and the remaining benefit obligation on two additional deferred benefit pension plans which are both frozen.

The funding policy for the Company's defined benefit pension plans is based on actuarial calculations and the applicable requirements of federal law. Benefits under the Company's pension plans are primarily related to years of service. The Company uses September 30 as the measurement date for all of its defined pension plans and postretirement plans.

The components of net periodic pension and postretirement benefit expense for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Pension Benefits			Postretirement Benefits		
(thousands of dollars)	**2004**	**2003**	**2002**	**2004**	**2003**	**2002**
Components of net periodic benefit cost:						
Service cost	$ 697	$ 304	$ 334	$168	$ 75	$ 72
Interest cost	2,158	1,419	973	339	194	119
Expected return on plan assets	(2,175)	(1,143)	(975)	—	—	—
Net amortization	314	250	114	2	2	(7)
Net periodic benefit cost	$ 994	$ 830	$ 446	$509	$271	$184

Jarden Corporation
Notes to Consolidated Financial Statements (cont'd)
December 31, 2004

The following table is a reconciliation of the projected benefit obligation and the fair value of the deferred benefit pension plan assets and the status of the Company's unfunded postretirement benefit obligation as of December 31:

	Pension Benefits		Postretirement Benefits	
(thousands of dollars)	2004	2003	2004	2003
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 21,872	$14,168	$ 3,300	$ 1,766
Service cost	697	304	168	75
Interest cost	2,158	1,419	339	194
Amendments	—	442	35	—
Actuarial loss (gain)	754	1,317	(64)	1,461
Acquisition	29,049	5,177	4,783	—
Benefits paid	(2,199)	(955)	(324)	(196)
Benefit obligation at end of year	52,331	21,872	8,237	3,300
Change in plan assets:				
Fair value of plan assets at beginning of year	15,283	9,704	—	—
Company contributions	559	307	99	—
Participant contributions	—	—	35	—
Actual return on plan assets	2,874	1,959	—	—
Acquisition	19,782	4,268	—	—
Benefits paid	(2,199)	(955)	(134)	—
Fair value of plan assets at end of year	36,299	15,283	—	—
Reconciliation of funded status:				
Funded status	(16,032)	(6,589)	(8,237)	(3,300)
Unrecognized prior service cost	944	1,096	25	27
Unrecognized net loss (gain)	3,282	3,390	(447)	(240)
Net amount recognized	$(11,806)	$(2,103)	$(8,659)	$(3,513)

Amounts recognized in the Company's Consolidated Balance Sheet consist of:

	Pension Benefits		Postretirement Benefits	
(thousands of dollars)	2004	2003	2004	2003
Accrued benefit cost	$(16,283)	$(6,043)	$(8,659)	$(3,513)
Intangible assets	944	1,096	—	—
Accumulated other comprehensive income	3,533	2,894	—	—
Net amount recognized	$(11,806)	$(2,103)	$(8,659)	$(3,513)

The accumulated benefit obligation for the Company's defined benefit pension plans was approximately $49.8 million and $21.2 million as of December 31, 2004 and 2003, respectively.

	Pension Benefits		Postretirement Benefits	
	2004	2003	2004	2003
Weighted-average assumptions as of December 31:				
Discount rate	6.00%	6.50%	6.00%	6.50%
Expected return on plan assets	8.53%	9.00%	—	—

The rate of compensation increase assumption is 3.25% to 4.25% for the USPC pension plan and is not applicable to the Company's other pension plans. The healthcare cost trend on covered charges for the USPC postretirement plan is 12% in 2004 decreasing to an ultimate rate of 5.5%. For the Company's other postretirement plan the healthcare cost trend is 11% for participants aged 64 and under and 8% for participants aged 65 and over, decreasing to an ultimate rate of 6% for all participants.

The return on plan assets reflects the weighted-average of the long-term rates of return for the broad categories of investments held in the Company's defined benefit pension plans. The expected long-term rate of return is adjusted when there are fundamental changes in expected returns on the Company's defined benefit pension plan's investments.

The Company's investment strategy for its defined benefit pension plans is to maximize the long-term rate of return on plans assets within an acceptable level of risk in order to minimize the cost of providing pension benefits. The Company's target asset range for 2005 as a percentage of market value is as follows: equities – 50%-70% (and within equities: foreign stocks – 0%-20% and small capitalized common stocks – 0%-40%); bonds – 30%-50% and cash and money funds – 0%-10%. This target range was the same in 2004. As of the Company's 2004 and 2003 measurement dates, the percentage of fair value of total assets by asset category was as follows:

	2004	2003
Asset category:		
Equity securities and funds	61.1%	58.4%
Debt securities and funds	38.1	38.7
Other	0.8	2.9
Total	100.0%	100.0%

The Company's pension contributions for 2005 are estimated to be approximately $2.1 million, reflecting quarterly contributions to certain plans as required by the IRS Code Section 412 and certain voluntary contributions. The Company's postretirement contributions for 2005 are estimated to be approximately $0.2 million.

Information about the expected benefit payments for the Company's pension and postretirement plans follows (in thousands):

Year ending December 31,	Pension Plans	Post Retirement Plans
2005	$ 2,656	$ 395
2006	2,752	419
2007	2,868	450
2008	3,013	471
2009	3,097	488
2010-2014	18,105	1,750

A one percentage point increase or one percentage point decrease in healthcare costs would increase or decrease the benefit obligation under the Company's postretirement plans by approximately $0.6 million or $0.5 million, respectively. The effect of either a one percentage point increase or a one percentage point decrease in health care costs would affect the aggregate annual service and interest costs under the Company's postretirement plans by less than $0.1 million.

11. Equity and Stock Plans

On September 30, 2003, the Company completed a public offering ("Offering") of approximately 4.8 million shares of its common stock at $24.67 per share. The proceeds from the Offering, net of underwriting fees and related expenses, totaled approximately $112.3 million. The net proceeds of the Offering were used for a combination of general corporate purposes, acquisitions and debt repayment.

The Company maintains the 2003 Stock Incentive Plan, which allows for grants of stock options, restricted stock and stock bonuses. As of December 31, 2004, there were approximately 0.5 million shares available for grant under this long-term equity incentive plan.

During 2002 and prior years, the Company granted stock options to key employees and non-employee directors under the 2001 Stock Option Plan, the 1998 Long-Term Equity Incentive Plan, the 1993 Stock Option Plan and the 1993 and 1996 Stock Option Plans for Non-employee Directors. There are no remaining shares available for grant under any of these plans.

A summary of the Company's stock option activity for the years ended December 31, 2004, 2003 and 2002 is as follows:

	Shares	Weighted Avg. Option Price	Price Range
Outstanding as of December 31, 2001	2,768,917	$ 4.38	$ 3.65-$9.31
New options granted	1,761,750	12.51	6.25-18.10
Exercised	(2,057,624)	4.25	3.65-11.51
Canceled	(52,050)	10.11	3.65-11.51
Outstanding as of December 31, 2002	2,420,993	10.37	3.65-18.10
New options granted	535,500	21.00	15.97-25.82
Exercised	(280,143)	6.01	3.65-17.43
Canceled	(53,886)	12.38	4.33-19.20
Outstanding as of December 31, 2003	2,622,464	12.97	3.65-25.82
New options granted	469,250	35.05	28.33-42.85
Exercised	(302,297)	8.11	3.65-19.71
Canceled	(55,186)	13.54	4.33-25.82
Outstanding as of December 31, 2004	2,734,231	$17.28	$3.65-$42.85
Exercisable as of December 31, 2002	493,310	$ 5.03	$ 3.65-$9.31
Exercisable as of December 31, 2003	743,912	9.60	3.65-18.10
Exercisable as of December 31, 2004	1,020,873	12.11	3.65-25.82

Significant option groups outstanding at December 31, 2004 and related weighted average price and life information follows:

	Options outstanding			Options exercisable	
Exercise Price	Number outstanding	Weighted average exercise price	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$3.65-$12.40 . . .	431,234	$ 6.94	6.57	254,612	$ 6.15
12.90	1,312,500	12.90	7.50	618,754	12.90
15.97-19.71	362,497	18.85	8.47	132,819	18.47
21.45-32.10	236,250	27.01	9.00	14,688	24.90
32.85-42.85	391,750	36.01	9.68	—	—
	2,734,231			1,020,873	

In August 2004, the Company's board of directors ("Board") approved the granting of an aggregate of 140,000 restricted shares of the Company's common stock to three executive officers of the Company. The restrictions on these shares were to lapse ratably over a three year period commencing January 1, 2005, and would lapse immediately in the event of a change in control.

Following the signing of the AHI transaction (see Note 19), during October 2004, the Board amended the terms of all of the 140,000 restricted shares of common stock issued in August 2004 to lapse immediately. Also in conjunction with the AHI transaction, during October 2004, our Board accelerated the granting of an aggregate amount of 735,000 restricted shares of common stock under the Company's 2003 Stock Incentive Plan to two executive officers of the Company that would otherwise have been granted to these executive officers in 2005-2007 pursuant to such executives' employment agreements. The Board approved that the restrictions on these shares lapsed upon issuance. The Company records non-cash compensation expense for its issued and outstanding restricted stock either when the restrictions lapse or ratably over time, when the passage of time is the only restriction. As such, the Company recorded a non-cash compensation expense for all these restricted stock issuances and restriction lapses of approximately $32.4 million in the fourth quarter of 2004.

In July 2004, the Board approved a grant of 10,000 restricted shares of common stock to Mr. Jonathan Franklin, who was a consultant to the Company and who is a brother of Mr. Martin E. Franklin, the Company's Chairman and Chief Executive Officer. The restrictions on 5,000 of these shares lapsed immediately and the Company recorded a non-cash compensation charge based on the fair market value of its common stock on the date of grant. The restrictions on the remaining 5,000 of these shares lapse ratably over a four year period. Non-cash compensation expense is being recognized on these shares based on the market value of the Company's common stock at the time of the lapsing. All of the shares which still have a restriction remaining will have the restrictions lapse immediately upon the event of a change in control.

During the fourth quarter of 2003, the Company recorded a non-cash restricted stock charge of approximately $21.8 million related to the lapsing of restrictions over all the restricted stock issuances to three of the Company's executive officers, discussed immediately below.

During 2003, the Company issued an aggregate amount of 562,500 shares of restricted stock to three of its executive officers, under its 2003 Stock Incentive Plan. During 2003, all of these restricted stock issuances either provided or were amended to provide that the restrictions lapsed upon the earlier of (i) a change in control; or (ii) the earlier of our common stock achieving a closing price of $28 (up from $23.33) or the Company achieving annualized revenues of $800 million. However, if such restrictions were to lapse during a period when these officers were subject to additional contractual limitations on the sale of securities, the restrictions on such shares would continue until the expiration or waiver of such additional contractual limitations. As discussed above, during the fourth quarter of 2003, all such restrictions lapsed which resulted in a restricted stock charge.

During 2002, the Company issued an aggregate of 210,000 shares of restricted stock to two of its executive officers, under its 1998 Long-Term Equity Incentive Plan, as amended and restated. During 2003, the restricted stock issuances were amended to provide that the restrictions would lapse upon the same terms as the 2003 restricted stock issuances discussed above. Also, as discussed above, during the fourth quarter of 2003 all such restrictions lapsed and the Company recorded a restricted stock charge.

During 2004, 2003 and 2002, the Company also issued 70,080 ("2004 Shares"), 7,200 and 5,250 shares, respectively, of restricted stock to certain other officers and employees. The restrictions on 26,750 of the 2004 Shares and the restrictions on all of the shares issued in 2003 and 2002 lapse ratably over five years of employment with the Company. The restrictions on 43,330 of the 2004 Shares will lapse upon the latter of either the Company's stock price achieving a volume weighted average of $64 per share for ten consecutive business days or November 1, 2008.

The Company issued all of the restricted shares discussed above out of its treasury account.

During 2002, common stock in the aggregate amount of 45,009 shares were issued to certain other officers of the Company under its 1998 Performance Share Plan. In connection with these stock issuances, the Company recorded a non-cash compensation expense charge of approximately $0.6 million.

In February 2003, the Company adopted the 2003 Employee Stock Purchase Plan whereby stock of the Company can be acquired at a 15% discount and no compensation charge is recorded by the Company. Prior to this, the Company maintained another employee stock purchase plan whereby the Company matched 20% of each participating employee's monthly payroll deduction, up to $500. The Company thereby contributed $0.1 million to the plan in 2002. As of December 31, 2004, there were approximately 0.4 million shares available for grant under the 2003 Employee Stock Purchase Plan.

12. Lease Commitments

The Company has commitments under operating leases, certain of which extend through 2013. These commitments total $6.7 million in 2005, $4.8 million in 2006, $2.5 million in 2007, $1.2 million in 2008, $1.0 million in 2009 and $3.7 million thereafter. Total lease expense was $7.4 million, $7.4 million and $5.1 million in 2004, 2003 and 2002, respectively.

13. Contingencies

The Company is involved in various legal disputes and other legal proceedings that arise from time to time in the ordinary course of business. In addition, the Environmental Protection Agency has designated the Company as a potentially responsible party, along with numerous other companies, for the cleanup of several hazardous waste sites. Based on currently available information, the Company does not believe that the disposition of any of the legal or environmental disputes the Company is currently involved in will have a material adverse effect upon the financial condition, results of operations, cash flows or competitive position of the Company. It is possible, that as additional information becomes available, the impact on the Company of an adverse determination could have a different effect.

14. Executive Loan Program

On January 24, 2002, two executive officers of the Company exercised 900,000 and 450,000 non-qualified stock options, respectively, which had been granted under the Company's 2001 Stock Option Plan. The Company issued these shares out of its treasury stock account. The exercises were accomplished via loans from the Company under its Executive Loan Program. The principal amounts of the loans were $3.3 million and $1.6 million, respectively, and bore interest at 4.125% per annum. The loans were due on January 23, 2007 and were classified within the stockholders' equity section. The loans could be repaid in cash, shares of the Company's common stock, or a combination thereof. In February 2003, one of the executive officers surrendered to the Company shares of the Company's stock to repay $0.3 million of his loan. On April 29, 2003, the two executive officers each surrendered to the Company shares of the Company's common stock to repay in full all remaining principal amounts and accrued interest owed under their respective loans. The Company will not make any additional loans under the Executive Loan Program.

15. Derivative Financial Instruments

The Company actively manages its fixed and floating rate debt mix using interest rate swaps. The Company will enter into fixed and floating rate swaps to alter its exposure to the impact of changing interest rates on its consolidated results of operations and future cash outflows for interest. Floating rate swaps are used to convert the fixed rates of long-term debt into short-term variable rates to take advantage of current market conditions. Fixed rate swaps are used to reduce the Company's risk of the possibility of increased interest costs. Interest rate swap contracts are therefore used by the Company to separate interest rate risk management from the debt funding decision.

At December 31, 2004, the interest rate on approximately 15% of the Company's debt obligation, excluding the $3.2 million of non-debt balances discussed in Note 8, was fixed by either the nature of the obligation or through interest rate swap contracts. In anticipation of the AHI Acquisition debt financing (see Note 19), the Company entered into two fixed rate swap contracts in December 2004 (see "Cash Flow Hedges" below), effective January 4, 2005, resulting in a fixed interest ratio percentage of approximately 77%, based on the debt balance at December 31, 2004.

Fair Value Hedges

On May 6, 2003, the Company entered into a $30 million interest rate swap ("New Swap") to receive a fixed rate of interest and pay a variable rate of interest based upon six-month LIBOR in arrears, plus a spread of 523 basis points. The New Swap is a swap against the Notes.

In March 2003, the Company unwound a $75 million interest rate swap ("First Replacement Swap") to receive a fixed rate of interest and pay a variable rate of interest and contemporaneously entered into a new $75 million interest rate swap ("Second Replacement Swap"). Like the swap that it replaced, the Second Replacement Swap is a swap against the Notes. The variable rate of interest is based on six-month LIBOR in arrears, plus a spread of 528 basis points. In return for unwinding the swap, the

Company received $3.2 million of cash proceeds. Of this amount, approximately $1 million of proceeds related to accrued interest that was owed to the Company at such time. The remaining $2.2 million of proceeds is being amortized over the remaining life of the Notes as a credit to interest expense and the unamortized balances are included in the Company's Consolidated Balance Sheet as an increase to the value of the long-term debt.

Effective September 12, 2002, the Company entered into an agreement, whereby it unwound a $75 million interest rate swap ("Initial Swap") and contemporaneously entered into the First Replacement Swap. The First Replacement Swap had the same terms as the Initial Swap, except that the Company was required to pay a variable rate of interest based upon six-month LIBOR in arrears. The spread on this contract was 470 basis points. In return for unwinding the Initial Swap, the Company received $5.4 million in cash proceeds, of which $1 million related to accrued interest that was owed to it. The remaining $4.4 million of proceeds is being amortized over the remaining life of the Notes as a credit to interest expense and is included in the Company's Consolidated Balance Sheet as an increase to the value of the long-term debt. Such amortization amount offsets the increased effective rate of interest that the Company pays on the Second Replacement Swap.

In conjunction with the Notes, on April 24, 2002, we entered into the Initial Swap, to receive a fixed rate of interest and pay a variable rate of interest based upon LIBOR. The Initial Swap had a maturity date that was the same as the Notes. Interest was payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2002. The initial effective rate of interest that we established on this swap was 6.05%.

The New Swap and Second Replacement Swap have been and, where applicable, are considered to be effective hedges against changes in the fair value of our fixed-rate debt obligation for both tax and accounting purposes. Accordingly, the interest rate swap contracts are reflected at fair value in the Company's Consolidated Balance Sheet and the related portion of fixed-rate debt being hedged is reflected at an amount equal to the sum of its carrying value plus an adjustment representing the change in fair value of the debt obligations attributable to the interest rate risk being hedged. The fair market value of these interest rate swaps as of December 31, 2004, was unfavorable in an amount of approximately $2.0 million and is included as a long-term liability in the Consolidated Balance Sheet, with a corresponding offset to long-term debt. In addition, changes during any accounting period in the fair value of the interest rate swaps, as well as offsetting changes in the adjusted carrying value of the related portion of fixed-rate debt being hedged, will be recognized as adjustments to interest expense in the Company's Consolidated Statements of Income. The net effect of this accounting on the Company's operating results is that interest expense on the portion of fixed-rate debt being hedged is generally recorded based on variable interest rates. The Company is exposed to credit loss, in the event of non-performance by the other party to its current existing swap, a large financial institution. However, the Company does not anticipate non-performance by the other party.

Cash Flow Hedges

In December 2004, the Company entered into two interest rate swaps, effective in January 2005, that converted an aggregate of $300 million of floating rate interest payments (excluding the Company's 2% applicable margin) under its term loan facility for a fixed obligation. The first interest rate swap, for $150 million of notional value, carries a fixed interest rate of 3.625% per annum for a term of three years. The second interest rate swap, also for $150 million of notional value, carries a fixed interest rate of 4.0675% per annum for a term of five years. The swaps have interest payment dates that are the same as the term loan facilities. The swaps are considered to be cash flow hedges and are also considered to be effective hedges against changes in future interest payments of the Company's floating-rate debt obligations for both tax and accounting purposes. Gains and losses related to the effective portion of the interest rate swap will be reported as a component of other comprehensive income and will be reclassified into earnings in the same period that the hedged transaction affects earnings. As of December 31, 2004, the fair value of these interest rate swaps, which was unfavorable in an amount of approximately $0.5 million, is included as an unrealized loss in Accumulated Other Comprehensive Income on the Company's Consolidated Balance Sheet.

On September 30, 2004, the Company's previous interest rate swap matured. That swap was effective on April 2, 2003 and converted the floating rate interest payments of $37 million of term loan debt for a fixed obligation that carried an interest rate, including applicable margin, of 4.25% per annum. The swap had interest payment dates that were the same as the term loan facility. The swap was considered to be a cash flow hedge and was also considered to be an effective hedge against changes in the interest payments of the Company's floating-rate debt obligation for both tax and accounting purposes. Gains and losses related to the effective portion of the interest rate swap were reported as a component of other comprehensive income and were reclassified into earnings in the same period that the hedged transaction affects earnings.

The Company's derivative activities do not create additional risk because gains and losses on derivative contracts offset gains and losses on the assets, liabilities and transactions being hedged. As derivative contracts are initiated, the Company designates the instruments individually as either a fair value hedge or a cash flow hedge. Management reviews the correlation and effectiveness of its derivatives on a periodic basis.

16. Related Party Transactions

On July 27, 2004, the agreement between one of the Company's wholly owned subsidiaries and NewRoads, Inc. ("NewRoads"), a third-party provider of pick, pack and ship services, order fulfillment, warehousing and other services to the retail industry was terminated. Pursuant to this agreement, NewRoads had agreed to provide such services to the Company's consumer solutions segment. Mr. Franklin's brother-in-law was the executive chairman of the board of NewRoads at the time of the agreement being consummated. Mr. Franklin has an indirect ownership interest of less than ½% in NewRoads. The Company's consumer solutions segment now uses a different third-party provider for these services.

17. Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of stock options as if they were exercised and restricted common stock.

Jarden Corporation
Notes to Consolidated Financial Statements (cont'd)
December 31, 2004

A computation of earnings per share is as follows:

(thousands, except per share amounts)	Years ended December 31, 2004	2003	2002
Net income	$42,434	$31,778	$36,309
Weighted average shares outstanding	27,353	22,663	20,910
Additional shares assuming conversion of stock options and restricted stock	1,102	868	678
Weighted average shares outstanding assuming conversion	28,455	23,531	21,588
Basic earnings per share	$ 1.55	$ 1.40	$ 1.74
Diluted earnings per share	$ 1.49	$ 1.35	$ 1.68

18. Quarterly Results of Operations (Unaudited)

Summarized quarterly results of operations for 2004 and 2003 were as follows (see Note 3 for a discussion of the Company's acquisitions that occurred during this period):

(thousands of dollars, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2004					
Net sales	$158,324	$199,035	$244,580	$236,670	$838,609
Gross profit	48,382	64,158	85,073	77,786	275,399
Net income (loss) (1)	7,512	16,047	22,279	(3,404)	42,434
Basic earnings (loss) per share (2)	0.28	0.59	0.82	(0.12)	1.55
Diluted earnings (loss) per share (2)	0.27	0.57	0.79	(0.12)	1.49
2003					
Net sales (3)	$ 97,445	$130,770	$167,962	$191,480	$587,657
Gross profit (3)	35,809	46,055	63,163	68,016	213,043
Net income (4)	4,231	9,951	15,246	2,350	31,778
Basic earnings per share (2)	0.20	0.47	0.71	0.09	1.40
Diluted earnings per share (2)	0.19	0.45	0.69	0.09	1.35

(1) Fourth quarter of 2004 includes a non-cash restricted stock charge of $32.4 million and related tax benefit.

(2) Earnings per share calculations for each quarter are based on the weighted average number of shares outstanding for each period, and the sum of the quarterly amounts may not necessarily equal the annual earnings per share amounts.

(3) Certain reclassifications have been made in the Company's previously reported net sales and gross profit amounts in 2003 to conform to the presentation in 2004. These reclassifications have no impact on previously reported net income.

(4) Fourth quarter of 2003 includes a non-cash restricted stock charge of $21.8 million and related tax benefit.

19. Subsequent Events (Unaudited)

On January 24, 2005, the Company completed its acquisition of AHI, a privately held company, for approximately $745.6 million in cash for the equity and the repayment of approximately $100 million of indebtedness. AHI is the parent of The Coleman Company, Inc. ("Coleman") and Sunbeam Products, Inc. ("SPI"), leading producers of global consumer products through brands such as BRK®, Campingaz®, Coleman®, First Alert®, Health o meter®, Mr. Coffee®, Oster® and Sunbeam®. Product lines added include appliances, personal care and wellness, home safety equipment and outdoor leisure and camping products. Had AHI been a part of the Company from January 1, 2004, the unaudited pro forma consolidated net sales of the Company (including the pro forma effect of the USPC Acquisition) (see Note 4) would have been $2.7 billion. The SPI business will be integrated within the Company's existing consumer solutions segment in 2005 and the Coleman business will form a new segment of the Company called "outdoor solutions."

In connection with the AHI Acquisition, the Company issued $350 million of equity securities pursuant to a purchase agreement ("Equity Purchase Agreement"). The securities issued were as follows:

(i) 714,286 shares of the Company's common stock for approximately $21.4 million at a price of $30 per share;

(ii) 128,571 shares or approximately $128.6 million of a new class of the Company's preferred stock, Series B Convertible Participating Preferred Stock ("Series B Preferred Stock"), par value $.01 per share, at a price of $1,000 per share; and

(iii) 200,000 shares or approximately $200 million of a new class of the Company's preferred stock, Series C Mandatory Convertible Participating Preferred Stock ("Series C Preferred Stock"), par value $.01 per share, at a price of $1,000 per share.

In accordance with the Equity Purchase Agreement and a related Assignment and Joinder Agreement, approximately $300 million of the Company's equity securities were issued to Warburg Pincus Private Equity VIII, LP and its affiliates and approximately $50 million were issued to Catterton Partners V, LP and its affiliates, both private equity investors (collectively "Private Equity Investors"). The cash raised in connection with the Equity Purchase Agreement was used to fund a portion of the cash purchase price of AHI.

The terms of the Equity Purchase Agreement require shareholder approval of the mandatory conversion of the Series C Preferred Stock into a combination of Series B Preferred Stock and common stock of the Company. Subsequent to shareholder approval and mandatory conversion, the total new equity of the Company issued to the Private Equity Investors will consist of $300 million of Series B Preferred Stock and 1,666,667 shares of common stock valued at $50 million, without taking into effect any other conversion, market value increases or the accrual of dividends.

Additionally, the AHI Acquisition was also funded through a new $1.05 billion senior credit facility, consisting of a term loan facility in the aggregate principal amount of $850 million and a revolving credit facility with an aggregate commitment of $200 million. This facility replaces the Company's Second Amended Credit Agreement (see Note 8 for details of the debt balances at December 31, 2004).

On January 24, 2005, the Company entered into two interest rate swaps, effective on January 26, 2005, that converted an aggregate of $125 million of floating rate interest payments (excluding our 2% applicable margin) under its term loan facility for a fixed obligation. Both interest rate swaps carry a fixed interest rate of 4.025% per annum for a term of five years. The swaps have interest payment dates that are the same as the term loan facility. The swaps are considered to be cash flow hedges and are also considered to be effective hedges against changes in future interest payments of the Company's floating-rate debt obligation for both tax and accounting purposes. Gains and losses related to the effective portion of the interest rate swap will be reported as a component of other comprehensive income and will be reclassified into earnings in the same period that the hedged transaction affects earnings.

Board of Directors

Martin E. Franklin
Chairman and Chief Executive Officer
Jarden Corporation

Ian G.H. Ashken
Vice Chairman and Chief Financial Officer
Jarden Corporation

René- Pierre Azria (1)
Managing Director
Rothschild, Inc.

Douglas W. Huemme (1), (2)
Former Chairman and Chief Executive Officer
Lilly Industries, Inc.

Charles R. Kaye
Co-President
Warburg Pincus LLC

Richard L. Molen (2), (3)
Retired Chairman, President and CEO
Huffy Corporation

Irwin D. Simon (2), (3)
Chairman, President and Chief Executive Officer
Hain-Celestial Group, Inc.

Robert L. Wood (1), (3)
President and Chief Executive Officer
Crompton Corporation

(1) Audit Committee
(2) Nominating and Policies Committee
(3) Compensation Committee

Corporate Headquarters

Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580
914-967-9400
www.jarden.com

Executive Officers

Martin E. Franklin
Chairman and Chief Executive Officer

Ian G.H. Ashken
Vice Chairman and Chief Financial Officer

James E. Lillie
President and Chief Operating Officer

Desiree DeStefano
Executive Vice President of Finance
and Treasurer

J. David Tolbert
Senior Vice President, Human Resources
and Corporate Risk

Corporate Counsel

Kane Kessler, PC
New York, New York

Willkie Farr & Gallagher LLP
New York, New York

Transfer Agent

National City Bank
Cleveland, Ohio
800-622-6757

Independent Auditors

Ernst & Young LLP
New York, New York

Securities Listing

Jarden's common stock is listed on the New York Stock Exchange.
Symbol: JAH

Investor Relations

Financial Dynamics Business Communications
New York, New York
212-850-5600

Branded Consumables

Ball,® Bernardin,® Diamond,®
Forster,® Kerr®
Muncie, IN
765-281-5000

Lehigh,® Leslie-Locke,® Crawford®
Macungie, PA
610-966-9702

Bee,® Bicycle,® Hoyle,® Kem,® Fournier®
Cincinnati, OH
513-396-5700

Loew-Cornell®
Teaneck, NJ
201-836-7070

Consumer Solutions

Health o meter,® Mr. Coffee,® Oster,®
Sunbeam®
Boca Raton, FL
561-912-4100

FoodSaver,® VillaWare®
San Francisco, CA
415-371-7200

First Alert,® BRK®
Chicago, IL
630-851-7330

Outdoor Solutions

Coleman,® Campingaz®
Wichita, KS
316-832-2653

Other

Jarden Plastic Solutions
Greer, SC
864-879-8100

Jarden Zinc Products
Greeneville, TN
423-639-8111

